DC: No Act

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

March 17, 2006

James E. Parsons
Counsel
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2006

Dear Mr. Parsons:

This is in response to your letters dated January 20, 2006 and February 3, 2006 concerning the shareholder proposal submitted to ExxonMobil by the Province of Saint Joseph of the Capuchin Order, the Adrian Dominican Sisters, Brethren Benefit Trust, Inc., and Catholic Healthcare West. We also have received letters from the Province of Saint Joseph of the Capuchin Order dated February 2, 2006 and February 27, 2006. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponents.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Eric Finseth
Attorney-Adviser

Enclosures

cc: (Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of Saint Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

34088

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
mikecrosby@aol.com

February 27, 2006

RECEIVED
2006 MAR -1 AM 10:40
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities and Exchange Act of 1934 – Section 14(a)-8
XOM's (XOM) January 20, 2006 Request to Omit Shareholder Proposal
Asking XOM to be a Recognized Leader in Low-Carbon Energy Production

Fully amended, final copy of the former, Feb. 2, 2006 letter.

Gentlemen and Ladies:

As the main proponent of the above resolution, I submit further thoughts to you to support those I in a February 2, 2006 letter, as well as the anticipated letter from our lawyer, Paul Neuhauser, esq.

Given ExxonMobil's (XOM's) poor image and track record regarding the way it addresses the issue of global warming (GW) and the contribution of its production processes and products to this ever-increasing problem, the heart of our resolution asks for XOM to be a ***"recognized leader"* in low-carbon energy emissions**. XOM is not believable, as its negative image shows, vis-à-vis its alleged efforts to both reduce greenhouse gases (GHG) and offer non-polluting alternative energy sources. Thus our proposal asking "the Board to establish policies designed to achieve the long-term goal of making XOM *the recognized leader in low-carbon emissions* in both our production and products."

XOM's *2006 Energy Trends Report* (*ETR*) addresses the issue of GW, the contribution of (GHG) to GW and the critical impact of the combustion of its fossil fuels very ambivalently. Just compare recent statements of Jergen van der Veer, CEO of Royal Dutch Shell and the *ETR*. The *ETR* opines: "Taken together, gaps in the scientific basis of theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human activities." While admitting the data cannot be dismissed and that the potential risk demands action, XOM's results have been recognized by Goldman Sachs as far less than its main competitors in bringing about a low-carbon energy future. For his part, van der Veer has stated: "Most scientists agree that carbon emissions, human-produced carbon emissions, impact climate change. Of course, there are uncertainties. But I think the risk to delay action is too great."

Our shareholder action notes in the first "whereas" statements what the company says it is doing (including the reduction of GHG at its own facilities); however the brunt of the resolution addresses the public image of XOM which indicates the reluctance at admitting the science and, therefore, the less-than-comparable effort with its peers, to bring about a low-carbon energy future. In comparison with its peers and, as the accompanying data shows, XOM has not substantially implemented the "resolved" of our resolution: that its Board create polices that will make it ***recognized as a leader in bringing about a low-carbon producing energy future.***

The points below are elaboration as to why XOM, despite its own interpretation of its efforts, is not recognized by any other entity that I know of as a "leader in bringing about low-carbon emissions in its production and products."

WHAT IS WRITTEN IN BOLD IS ADDED SINCE MY FEB. 2 LETTER TO THE SEC. The February 2 letter is contained in this amended version. Please refer to this Feb. 27, 2006 letter.

1. In its effort to bring about energy independence for the United States, the Bush Administration has recognized the need to move rapidly into alternative energy sources in a dramatic increase. XOM is on public record that this cannot be done reasonably nor fiscally. It still projects only 5% of all energy in 2030 will come from renewables. **While the U.S. Secretary of Energy, Samuel W. Bodman, has stated that R & D is "critically important" to realize the President's vision to diversify and strengthen our nation's energy mix (*NYT*, 02.21.06), XOM has consistently fought efforts by shareholders at the SEC to diversify its energy mix in a way that would make its production and products low-carbon emitters.**
2. XOM believes that "market forces" should determine any approach to reduction of GHG. Market forces have been in operation ever since the world community began to be aware of the serious risks related to GW. Market forces have not brought about the needed reductions in GHG. **While stating it supports "market forces" rather than mandated reductions, XOM refuses to set reduction targets.**
3. A front-page *WSJ* piece on Lee Raymond and XOM (06.15.05) begins: "At Exxon Mobil Corp's laboratories here, there isn't a solar panel or windmill in sight. About the closest Exxon's scientists get to 'renewable' energy is perfecting an oil that Exxon could sell to [other] companies operating wind turbines." Immediately it states: "Oil giants such as BP VOC and Royal Dutch/Shell Group are trumpeting a better-safe-than-sorry approach to GW. They accept a growing scientific consensus that fossil fuels are a main contributor to the problem and endorse the 1997 Kyoto Protocol, which caps emissions from developed nations that have ratified it. BP and Shell also have begun to invest in alternatives to fossil fuels." It then states: "Not Exxon. Openly and unapologetically, the world's No. 1 oil company disputes the notion that fossil fuels are the main cause of global warming."
4. **Despite giving lip service to the existence and impact of GHG on it, as well as less-clear acceptance of the fact that fossil fuels contribute to both,** this remains XOM's **basic** position (**see #3 above**), reinforcing its public reputation as recalcitrant, much less a "laggard" as the next points below will evidence.
5. The fact that "the world has to prepare itself for a long stretch of oil at $50 to $60 or higher" with "spare capacity in the world's oil fields is almost non-existent" and "as demand continues to soar" (*BusinessWeek*, 02/06/06, 48), already in Japan, "even without incentives, higher fuel prices and other costs may have made solar electricity almost cost-competitive" (*BW*, 02/06/06, 78). XOM still insists renewables are far from being cost-competitive.
6. The Past CEO of XOM, Lee Raymond, who would not admit the contribution of fossil fuels to GW nor commit the company to renewable energy sources committed the Company to invest $10,000, 000 a year to Stanford University for research in hydrogen as a possible future energy source. Meanwhile it was reported that he made eight times that amount in his personal salary and perks. **He will make sixty percent of that amount in his annual pension benefit (*BusinessWeek* 02/06/06).**

7. **The Goldman Sachs Global Investment Research: "Global Energy: Sustainable Investing in the Energy Sector" (07.24.05, Appendix 1) has noted: "The Majors except ExxonMobil lead on Developing Alternative Energy Sources" (p. 130, Appendix 2).** Its two main competitors have positioned themselves, unlike, XOM, as recognized leaders in providing alternative energy sources that will have low-carbon emissions. Indeed BP touts itself as a "Beyond Petroleum" energy company.
8. In a world that recognizes the burning of fossil fuels is a key factor in GHG emissions, XOM has taken a stance that makes it recognized as denying **or diminishing the significance of** the data that such is occurring, we believe, to the detriment of people and the planet.
9. While XOM has reduced emissions in its operations, it has done virtually nothing recognizable to be leading in the production of low-carbon emitting energy sources. Indeed, despite its record profits, it has made no new commitment in two years to produce alternative energy sources **nor made appreciably greater commitment to R&D, despite its congratulatory (but without accompanying data) statement about its R&D in its Energy Trends Report. Indeed: "According to BusinessWeek's calculations, the top 10 biggest U.S. corporations that report their R&D outlay" reveals that only ExxonMobil has actually decreased the ratio of its R&D to capital spending [the "intangibility index"]. At the same time Chevron Texaco increased its "intangibility index" 25% (*BW* 01.13.06).**
10. It is a matter of public record that, a week after Philip Cooney resigned as Chief of Staff to the White House Council on Environmental Quality "after critics charged that he edited government reports on global warming to play down a scientific consensus that fossil-fuel emissions are contributing to the environmental problem and to highlight uncertainties about that science," *The Wall Street Journal* reported that Exxon Mobil hired him (06/15/05).
11. Despite the overwhelming science showing the contrary, *The Wall Street Journal* has stated: "Exxon has long raised questions about the science behind concerns that fossil-fuel emissions are the main factor behind global warming" (06/15/05). This report came two years after XOM released its 2004 "Energy Trends" which it has used to support its position as to why our resolution should be omitted.
12. The public estimation of XOM has been consistently at the lowest quadrant. According to Harris Interactive's Reputation Quotient, XOM was 45th of 60 companies in 2002, 47th in 2003, 44th in 2004 and 53rd in 2005.
13. Active campaigns in Europe (Stop Esso) and the United States (Exxpose Exxon) have contributed to the negative reputation of XOM. An example of this from another group can be found at http://www.truemajority.org/ExxonToastsThePlanet.html.
14. XOM, as the resolution indicates, has been recognized as funding groups that question GW. It has not publicly repudiated any of these for their anti-global warming stance and for their efforts to bring about a low-carbon energy future ("Exxon Backs Groups that Question Global Warming," *The New York Times* 05/28/03; "As the World Burns: Think Tanks and Journalists Funded by XOM Are Out to Convince You Global Warming is a Hoax," *Mother Jones*, June, 2005). For an example of the negative publicity about XOM's approach to GW and a low-carbon approach to energy, see: http://www.truemajority.org/ExxonToastsThePlanet.html. Despite frequent requests from us shareholders, to my knowledge, XOM has not publicly revealed its disagreement with such groups. Again the dissonance.
15. As #14 shows, XOM is known for promoting efforts to affect public policy to diminish the serious short-term and long-term affects of GW. This is noted in our resolution with the quote from the 2004 McKinsey Quarterly Report on "Preparing for a Low-Carbon Future:" "Working to delay or derail regulations sends the wrong message to concerned shareholders . . . " XOM has a reputation of doing just this.
16. **A *WSJ* piece February 9, 2006 noted that, with its February 6, 2006 "Energy Trends Report," XOM had somewhat acknowledged the fact that fossil fuel combustion**

contributes to the GHG that contribute to GW. The fact that the *WSJ* makes it clear that XOM finally has admitted what other energy companies have accepted and planned for vis-à-vis low-carbon emitting alternatives to fossil fuels, indicates that XOM has been and still is a "laggard" rather than a "recognized leader." At the same time it does not recognize the need, as does the President, to move to develop alternative energy sources, arguing that more study is necessary and that the economics don't support such.

17. In the 2005/2006 shareholder resolution season, XOM ranks as the only major oil company in the United States to get shareholder resolutions related to issues related to climate change, GHG reductions and low-carbon production and products. The fact that no other major energy company received resolutions and that XOM received five indicates that a significant group of XOM's own shareholders see it as a laggard rather than a leader.
18. Boycotts of ExxonMobil products have begun here and abroad because of XOM's stance on climate change. Deutsche Bank noted: "While the company insists that it has suffered no fiscal impact from the boycott, being handed a reputation as environmental enemy number one for such a customer-facing business has to be considered a brand risk."
19. In the EU (12.05) it was "nominated" for "worst" lobbying because of its "generous funding of think tanks that resist EU action on climate change."
20. While the Goldman Sachs study shows that XOM is the "clear leader" on its *social scoring* (*corporate governance and its various stakeholders*), this is not the case for its ranking on the issue that specifically pertains to our shareholder resolution. While XOM had "outperformance in the Social category and underperformance in Environment and ES Management," the two indici dealing with our shareholder resolution: environment and environmental and social management were low (p. 36, Appendix 3; p. 120, Appendix 4; p. 153, Appendix 5).
21. The Goldman Sachs report also notes that "BP continues to reduce its GHG emissions relative to GCI and lead the Majors, while the US companies are laggards" (p. 128, Appendix 6).
22. In its "Exhibit 72," the Goldman Sachs report shows that, on its critical "environmental and social management" ranking, XOM had a tie for 17th best among its peers, behind, Statoil, BP, ConocoPhillips, RD/Shell, Chevron, Unocal and Marathon (p. 92, Appendix 7).
23. After "ExxonMobil, the world's most valuable company, reported this week that it earned $36 billion in 2005. But it was only able to find ways to invest less than half that amount," Floyd Norris, concluded his regular column in the Business Section of *The New York Times*: "Exxon Mobil's investments are only 14 percent above 2003 levels. Perhaps it does not agree with President Bush that America is 'addicted to oil.' We can hope that others will make the investments Exxon Mobil is unwilling to make, in both oil and alternative energies. If not, the easing of energy prices may be much father off than it needs to be" (*NYT*, 02.03.06).
24. That XOM is not recognized as moving toward low-carbon production and products is clear from the way its op-ed pieces and its other advertisements, in stark contrast to the recognized leader in low-carbon emissions and alternatives, according to Goldman Sachs (noted above), as is evidenced in recent advertisements of BP (Appendix 8 and 9).
25. Finally, in its "Corporate Governance and Climate Change: Making the Connection," the IRRC rated 20 companies, including XOM's main competitors, including BP, Shell, Chevron and ConocoPhilips. On a 14-point checklist, XOM received the lowest score in its industry, as well as the lowest score of any company in the report.
26. In a recent conversation with XOM executives (Feb. 21, 2006), I asked them to submit their policies and production to such a checklist as would be determined by them and

shareholders such as us. They said they would "consider" the request. The fact that it has no such objective criteria undermines its attestation that it is a leader in bringing about low-carbon emissions in its production and products and, thus, cannot claim for itself the title of being a "leader" in such, especially when the data below speaks to the contrary.

The above reasons, garnered from the public press, lend credence to our belief ***that XOM is recognized as a "laggard" rather than a "leader" on preparing for a low-carbon future***. Our resolution asks for just the opposite: that it be recognized as a leader rather than a laggard. Because management has substantially failed to achieve this goal, we are asking that such be made a ***policy*** by the Board of Directors of XOM.

As indicated above, Paul Neuhauser, esq, will address legal matters raised by XOM's January 20, 2006 letter to your Commission. I send this independently. Please feel free to call me at 414-271-0735 if you have any questions or seek clarity or additional information on anything I have written herein.

Sincerely,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap,
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order

c: Rex Tillerson, XOM
Paul Neuhauser, esq.

Appendix V

Goldman Sachs

ESG framework

Global Energy
Sustainable investing in the energy sector

The Goldman Sachs Group, Inc.

August 24, 2005

Related research:

Global Energy: Environmental and social issues count, February 25, 2005

Global Energy: 100 projects to change the world, January 13, 2005

Anthony Ling
Goldman Sachs International
anthony.ling@gs.com
London: 44-20-7774-6776

Sarah Forrest
Goldman Sachs International
sarah.forrest@gs.com
London: 44-20-7552-9368

Andrew Baird
Goldman Sachs International
andrew.baird@gs.com

Matthew Lanstone
Goldman Sachs International
matthew.lanstone@gs.com

Analysts employed by non-US affiliates are not required to take the NASD/NYSE analyst exam.

Global Investment Research

Integrating ESG. We launched our GSEES Index, to measure environmental and social performance, in February 2004. Index leaders have outperformed peers by 12% since then. Our new, expanded ESG Index measures overall management quality, and we incorporate it into a framework for sustainable investing in the energy sector. The ESG leaders also have the highest exposure to new legacy assets, which drive long-run returns and performance.

Economic returns drive valuation and performance

We find that correlations of valuation with economic returns are much higher than those for multiples and growth measures, both for the energy sector and the market in general. Portfolios constructed by this method consistently perform better than any others we have tested.

Underlying economic returns are largely driven by access to new legacy assets

In our view, access to new legacy assets is the key driver of sustainable incremental returns. Of all upstream growth capex, 74% is directed at our Top 100 projects. Leaders in exposure to these assets have outperformed their peers by 8% since January 2005.

ESG leaders and new legacy asset winners: A potent combination

We find a strong correlation between leaders in our Environment, Social and Governance (ESG) Index and exposure to new legacy assets. Companies that are leaders in both categories have outperformed their peers by 24% since February 2004. BG, BP, Exxon, Petrobras, Statoil and TOTAL are the current leaders in both categories and are best positioned for sustainable success, in our opinion. We have expanded our index from 30 to 42 criteria and have included a corporate governance category. The index quantifies performance with regard to the economy, market, society and the environment, and is applicable across all sectors.

For Reg AC certification, see page 154. For other important disclosures, see page 157, go to http://www.gs.com/research/hedge.html, or contact your investment representative.

Appendix 2

The Majors except ExxonMobil lead on developing alternative energy sources

Renewable energy sources are inexhaustible (e.g. wind, solar, geothermal, tidal) and alternative energy sources may or may not be exhaustible (e.g. hydrogen, biofuels). We believe the development of innovative technology for renewable and alternative sources is important as traditional oil and gas projects become increasingly difficult to find and develop. The Majors are leading the way through R&D programmes in wind, solar, biofuels, hydrogen, geothermal and tidal energy. Hydro and Statoil lead the European Regionals while their US peers have less involvement, with single projects by Amerada Hess, ConocoPhillips and Unocal. EM Regionals and the global other group have no interest, except for Santos. We believe this metric is focused towards the larger players as the market for low carbon energy sources is still in the development stage.

Exhibit 105: Company exposure to renewable and alternative energy investments

		Renewable and alternative energy investments					
	Company	Wind	Solar	Biofuels	Hydrogen	Other e.g. geothermal	
Majors	BP	✓	✓	✓	✓	×	All the Majors have comprehensive renewable energy programmes except ExxonMobil, which has chosen to invest in R&D for hydrogen technology alone
	Chevron	✓	✓	✓	✓	✓	
	ENI	✓	✓	✓	✓	✓	
	ExxonMobil	×	×	×	✓	×	
	RD/Shell	✓	✓	✓	✓	×	
	TOTAL	✓	✓	✓	✓	✓	
European Regionals	BG	×	×	×	×	×	Hydro leads the European Regionals on renewable energy programmes, with marginal involvement from the other players
	CEPSA	×	×	×	×	×	
	Hydro	✓	×	✓	✓	✓	
	MOL	×	✓	×	×	×	
	OMV	×	×	✓	×	×	
	Repsol	×	×	×	✓	×	
	Statoil	×	×	✓	✓	×	
US Regionals	Amerada Hess	×	×	×	✓	×	ConocoPhillips leads the US Regionals, which have more narrow renewable programmes than their European peers, with only Amerada Hess, ConocoPhillips and Unocal involved
	ConocoPhillips	✓	×	×	✓	×	
	Marathon	×	×	×	×	×	
	Murphy	×	×	×	×	×	
	Occidental	×	×	×	×	×	
	Unocal	×	×	×	×	✓	
EM Regionals	CNOOC	×	×	×	×	×	There is no renewable energy development among the EM Regionals
	Gazprom	×	×	×	×	×	
	Lukoil	×	×	×	×	×	
	Petrobras	×	×	×	×	×	
	PetroChina	×	×	×	×	×	
	Sibneft	×	×	×	×	×	
	Sinopec	×	×	×	×	×	
Global Other	BHP Billiton	×	×	×	×	×	Santos and Woodside are the only companies of this group considering renewable energy, namely solar, hydrogen, wind, geothermal and tidal
	Cairn	×	×	×	×	×	
	EnCana	×	×	×	×	×	
	Santos	×	✓	×	×	✓	
	Woodside	×	×	×	✓	✓	

Source: Company data, Goldman Sachs Research.

Appendix 3

Our expanded ESG Index captures overall company performance

In February 2004, we launched our Goldman Sachs Energy Environmental and Social (GSEES) Index. This ranked the industry on 30 metrics of environmental and social performance to measure the overall quality of energy company management in the new world. Our expanded ESG index contains 42 measures, and now includes corporate governance, expanded social and environmental criteria and investment for the future metrics. This scores companies relative to each other within the five categories below:

- **Corporate governance.** Sound corporate governance is needed to ensure company management works towards the best interests of shareholders, through competent and transparent oversight of the Board (nine metrics, 22%).
- **Environmental and social management.** We believe excellence is a habit and that companies with superior environmental and social management are likely to be more successful in operating projects in the new world (five metrics, 11%).
- **Social.** As the number of relationships increases, with employees, investors, partners, host governments, NGOs and consumers, companies need to have the best "social skills" (14 metrics, 34%).
- **Environment.** As pressure builds for lower carbon energy sources, resource efficiency and less waste, the environment is an important part of effective management, particularly in resource-based industries (ten metrics, 22%).
- **Investment for the future.** For companies to be successful in the future they need to invest for the future, which means keeping spending on growth, capex and R&D at sustainable levels versus historical levels and industry averages (four metrics, 11%).

The overall scores are calculated on the basis of the sum of the scores in each category, which results in the following approximate weightings: Corporate Governance = 22%; ES Management = 12%; Social = 34%; Environment = 24%; Investment for the Future = 10%. When we recalculate the overall scores with a 1:1:1:1:1 weighting we find some movement within tiers but no movement between tiers. For example, ExxonMobil and Chevron move from 5 and 6 overall to 6 and 8, while Hydro and RDShell move from 7 and 8 to 5 and 7; all are still within the lower top quartile. The movement is due to ExxonMobil and Chevron's relative outperformance in the Social category and underperformance in Environment and ES Management. A detailed description of the metrics in each category is given on page 145 of the Appendix.

Appendix 4

Statoil, BP and BG lead for environmental performance

Exhibit 95: Company relative positioning on Energy ESG Index environmental scores

	Resource use		Waste and emissions			Climate change		Long term business model			
Company	Energy consumption versus GCI	Fresh water consumption versus GCI	Oil spills versus GCI	Waste and oil discharges versus GCI	Gas flaring versus GCI	GHG emission versus GCI	Change in GHG emissions	Gas and downstream investments	Renewable and alternative energy	Biodiversity management	Environmental Score
Statoil	4	5	5	5	5	5	5	4	3	4	45
BP	3	4	5	4	5	4	4	4	5	5	43
BG	5	5	5	4	4	4	5	5	1	4	42
Hydro	4	3	4	3	5	4	3	4	5	4	39
Woodside	5	1	3	4	5	5	4	5	3	3	38
ENI	4	4	4	2	2	3	3	4	5	5	36
TOTAL	4	1	4	5	1	3	4	3	5	5	35
RD/Shell	3	2	3	4	3	2	3	4	5	5	34
Amerada Hess	1	1	5	4	4	4	5	3	2	4	33
Cairn	5	5	1	3	1	5	4	3	1	4	32
Repsol	4	4	2	3	1	4	5	3	2	3	31
BHP Billiton	3	2	5	3	5	2	3	2	1	4	30
ExxonMobil	3	1	3	3	4	2	4	3	2	5	30
OMV	4	5	1	5	1	3	4	3	2	2	30
Chevron	2	1	3	1	3	2	3	3	5	5	28
Petrobras	2	4	4	3	3	2	3	2	1	3	27
Santos	1	1	4	3	1	2	4	5	3	3	27
EnCana	1	1	1	1	5	5	4	5	1	2	26
ConocoPhillips	1	1	3	2	1	2	4	3	3	5	25
Unocal	1	1	1	1	1	3	4	5	2	4	23
Gazprom	1	5	1	3	1	1	1	5	1	3	22
MOL	1	3	2	2	1	3	5	2	2	1	22
Marathon	1	1	5	1	1	2	3	4	1	2	21
Occidental	1	1	1	2	1	3	3	2	1	1	16
PetroChina	1	1	1	3	1	1	1	3	1	2	15
Lukoil	1	1	1	1	1	1	1	2	1	3	13
CNOOC	1	1	1	1	1	1	1	3	1	1	12
Murphy	1	1	1	1	1	1	1	2	1	1	11
CEPSA	1	1	1	1	1	1	1	1	1	1	10
Sibneft	1	1	1	1	1	1	1	1	1	1	10
Sinopec	1	1	1	1	1	1	1	1	1	1	10
Average	2.3	2.2	2.6	2.6	2.3	2.6	3.1	3.2	2.2	3.1	26.3
Maximum	5	5	5	5	5	5	5	5	5	5	50

Source: Company data, Goldman Sachs Research.

Appendix 5

Index Criteria – Environment

Score	Environment Criteria	Companies (based on 2004 data)
	GHG emission versus GCI	
5	</= 0.20 kg CO2e / US$ GCI	Cairn, EnCana, Statoil, Woodside
4	0.20 - 0.35 kg CO2e / US$ GCI	Amerada Hess, BG, BP, Hydro, Repsol
3	0.35 - 0.50 kg CO2e / US$ GCI	ENI, MOL, Occidental, OMV, TOTAL, Unocal
2	> 0.50 kg CO2e / US$ GCI	BHP Billiton, Chevron, ConocoPhillips, ExxonMobil, Marathon, Petrobras, RD/Shell, Santos
1	No disclosure	CEPSA, CNOOC, Gazprom, Lukoil, Murphy, PetroChina, Sibneft, Sinopec
	Change in GHG emissions and GHG trading	
5	GHG < 0.35 kg CO2e / US$ GCI and GHG intensity decrease > 15%	Amerada Hess, BG, MOL, Repsol, Statoil
4	(GHG < 0.35 kg CO2e / US$ GCI and GHG decrease > 0%) or (GHG < 0.50 kg CO2e / US$ GCI and GHG decrease > 10%) or (GHG < 0.75 kg CO2e / US$ GCI and GHG decrease > 15%)	BP, Cairn, ConocoPhillips, EnCana, ExxonMobil, OMV, Santos, TOTAL, Unocal, Woodside
3	GHG intensity decrease >0%	BHP Billiton, Chevron, ENI, Marathon, Hydro, Occidental, Petrobras, RD/Shell
2	GHG intensity increase	
1	No disclosure	CEPSA, CNOOC, Gazprom, Lukoil, Murphy, PetroChina, Sibneft, Sinopec
	Gas and downstream investments	
5	Gas >/= 60% GCI	BG, EnCana, Gazprom, Santos, Unocal, Woodside
4	Gas >/= 35% GCI and R&M </= 35% GCI	BP, ENI, Marathon, Hydro, RD/Shell, Statoil
3	(Gas = 0% GCI and R&M = 0% GCI) or (Gas > 20% GCI and R&M < 40% GCI)	Amerada Hess, Cairn, Chevron, CNOOC, ConocoPhillips, ExxonMobil, OMV, PetroChina, Repsol, TOTAL
2	Gas >/= 5% GCI and R&M </= 35% GCI	BHP Billiton, Lukoil, MOL, Murphy, Occidental, Petrobras
1	Gas < 5% GCI or R&M > 35% GCI	CEPSA, Sibneft, Sinopec
	Renewable and alternative energy	
5	Four out of wind, solar, biofuels, hydrogen, other (e.g. geothermal, tidal)	BP, Chevron, ENI, Hydro, RD/Shell, TOTAL
4	Three of the above	
3	Two of the above	ConocoPhillips, Santos, Statoil, Woodside
2	One of the above	Amerada Hess, ExxonMobil, MOL, OMV, Repsol, Unocal
1	None of the above	BG, BHP Billiton, Cairn, CEPSA, CNOOC, EnCana, Gazprom, Lukoil, Marathon, Murphy, Occidental, Petrobras, PetroChina, Sibneft, Sinopec
	Biodiversity management	
5	Biodiversity management system, risk assessment, working with NGOs and local communities	BP, Chevron, ENI, ExxonMobil, RD/Shell, TOTAL
4	Three of the above	Amerada Hess, BG, BHP Billiton, Cairn, ConocoPhillips, Hydro, Statoil, Unocal
3	Two of the above	Gazprom, Lukoil, Petrobras, Repsol, Santos, Woodside
2	One of the above	EnCana, Marathon, OMV, PetroChina
1	None of the above	CEPSA, CNOOC, MOL, Murphy, Occidental, Sibneft, Sinopec

Source: Company data, Goldman Sachs Research estimates.

Appendix 6

Industry average greenhouse gas emissions continue to fall at a rate of 5% pa

The oil and gas industry ultimately contributes approximately 56% of total global GHG emissions with 5% direct from oil and gas operations and 51% indirect from the use of its products (EPA, GS Research estimates). GHG reporting is required for government quotas in Europe and under the EU Emissions Trading Scheme (ETS) from January 1, 2005. There are six main GHGs and we believe it is most useful for them to be reported separately and also aggregated according to their Global Warming Potential into mass of carbon dioxide equivalent (CO2e), the standard measure for reporting. BP continues to lead the Majors on GHG emissions relative to its asset base, as measured by GCI (US$). BG, Hydro, Statoil, Cairn and EnCana also stand out as good performers on this metric. In general the US companies emit more relative to their asset base then their European peers, likely due to lack of regulation of carbon emissions, with ConocoPhillips and Marathon particularly poor. The industry average, however, continues to fall at an average rate of 5% pa, and was down to 0.44 kg/US$ in 2004.

Exhibit 103: Greenhouse gas emissions relative to asset base


GHG emissions to GCI (kg CO2 e / $US)
1.8
1.6
1.4
1.2
1.0
0.8
0.6
0.4
0.2
0.0
Hydro and Statoil stand out for exceptionally low emissions intensity. For Hydro both its Oil & Energy and Aluminium businesses are low relative emitters. All the European Regionals are below the industry average on this metric in 2004...
BHP Billiton has high GHG / GCI compared to the oil and gas universe due to its mining and metals operations
Industry average GHG emissions relative to GCI has fallen at a rate of 5%pa on average from 0.53kg/$ in 2000 to 0.44kg/$ in 2004
BP continues to reduce its GHG emissions relative to GCI and lead the Majors, while the US companies are laggards
...whereas ConocoPhillips and Marathon stand out for poor performance on GHG emission intensity
Avg = 0.44kg/$
BP
Chevron
ENI
ExxonMobil
RD/Shell
TOTAL
BG
CEPSA
Hydro
MOL
OMV
Repsol
Statoil
Amerada Hess
ConocoPhillips
Marathon
Murphy
Occidental
Unocal
CNOOC
Gazprom
Lukoil
Petrobras
PetroChina
Sibneft
Sinopec
BHP Billiton
Cairn
EnCana
Santos
Woodside
Industry Average
Majors
European Regionals
US Regionals
EM Regionals
Global Other
x – GHG emission data is not available
2000
2001
2002
2003
2004

Source: Company data, Goldman Sachs Research.

Appendix 7

Statoil leads on environmental and social management

Exhibit 72: Company relative positioning on Energy ESG environmental and social management scores

Company	ES reporting history	Assurance of ES reporting	Board and Senior Executive gender diversity	Board and Senior Executive ES responsibility	Compensation link to ES performance	ES Management Score
	Board and Management actions					
Statoil	5	4	5	5	4	23
BP	5	4	2	5	4	20
Amerada Hess	4	4	2	5	4	19
BHP Billiton	4	4	2	5	4	19
ConocoPhillips	2	4	4	5	4	19
MOL	4	2	4	5	4	19
Hydro	5	4	5	3	2	19
RD/Shell	4	4	2	5	4	19
Chevron	2	2	5	5	4	18
Santos	2	4	5	5	2	18
Unocal	4	2	3	5	4	18
BG	3	4	3	5	2	17
EnCana	2	2	4	5	4	17
Marathon	2	2	4	5	4	17
Petrobras	3	4	3	5	2	17
Repsol	4	4	1	5	2	16
Cairn	3	4	1	5	2	15
ExxonMobil	3	2	3	3	4	15
ENI	4	4	1	3	2	14
TOTAL	3	4	2	3	2	14
Occidental	4	2	2	3	2	13
Woodside	2	2	2	3	4	13
OMV	3	2	1	3	2	11
PetroChina	3	2	1	3	2	11
Sibneft	2	2	4	1	2	11
Gazprom	1	2	4	1	2	10
Lukoil	1	2	2	3	2	10
Murphy	1	2	2	3	2	10
CNOOC	1	2	1	3	2	9
CEPSA	1	2	2	1	2	8
Sinopec	1	2	1	1	2	7
Average	2.8	2.9	2.7	3.8	2.8	15.0
Maximum	**5**	**4**	**5**	**5**	**4**	**23**

Source: Company data, Goldman Sachs Research estimates.

Appendix 8 BLO 03.08.06

It's time for a cleaner return on investments.

We're bullish on reducing carbon emissions. Our energy efficiency projects are now delivering emissions reductions of over 4 million metric tons each year. We've also invested over $25 million in expanding BP Solar's Maryland plant, more than doubling its solar manufacturing capacity.

It's a start.

bp

beyond petroleum®

bp.com

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

2006 [redacted] AM 11: 16
FEB 6
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
mikecrosby@aol.com

February 2, 2006

U.S. Securities and Exchange Commission
Division of Corporation Finance, Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities and Exchange Act of 1934 – Section 14(a)-8
XOM's (XOM) January 20, 2006 Request to Omit Shareholder Proposal
Asking XOM to be a Recognized Leader in Low-Carbon Energy Production

Gentlemen and Ladies:

As the main proponent of the above shareholder resolution, I want to submit my thoughts to you in addition to the anticipated letter from our lawyer, Paul Neuhauser, esq. I submit my thoughts a day after the world papers were filled with stories related to another quarter in which "Exxon Mobil Corp., the world's biggest publicly traded oil company, racked up another record profit, saying its fourth-quarter earnings surpassed $10 billion, a result likely to intensify U.S. political heat on the energy industry" (*Wall Street Journal*, January 31, 2006) causing it public "embarrassment."

Realizing its reputational risk, the day its record-breaking profits were announced, XOM ran op-ed pieces in national papers asking Americans to take "a second look" at its profits. It argued: "our profit margins are in step with out industries" (*Wall Street Journal*, January 30, 2006). Why would XOM run such ads that day? Indeed, its reputation is much at risk vis-à-vis its approach to energy.

XOM's approach to its profits gets to the heart of our resolution asking for it to be a ***"recognized leader"*** **in low-carbon energy sources.** XOM is not a believable company when it comes to its image regarding its efforts to reduce greenhouse gases and offer non-polluting alternative energy sources. Thus our proposal asking "the Board to establish policies designed to achieve the long-term goal of making XOM *the recognized leader in low-carbon emissions* in both our production and products."

The shareholder resolution was written well-aware of what XOM is doing and NOT DOING as noted in its 2004 Energy Trends Report (all that it has made available to us at this point) on this topic. Thus, as noted by the Company, our resolution did acknowledge what it has done, but the brunt of the wording of the "whereas" statements, as well as the resolved, addresses what the Company has **NOT DONE AND REFUSES TO DO TO *SUBSTANTIALLY IMPLEMENT*** polices that will make it recognized as a leader in bringing about a low-carbon producing energy future.

Data showing why XOM *is recognized* as a laggard regarding bringing about a low-carbon future and *why it must change policy if it is to be recognized as a leader*:

1. In its effort to bring about energy independence for the United States, the Bush Administration has recognized the need to move rapidly into alternative energy sources in a dramatic increase. XOM is on public record that this cannot be done reasonably nor fiscally. It still projects only 5% of all energy in 2030 will come from renewables.
2. XOM believes that "market forces" should determine any approach to reduction of greenhouse gases. Market forces have been in operation ever since the world community began to be aware of the serious risks related to global warming. Market forces have not brought about the needed reductions in GHG.
3. A front-page *WSJ* piece on Lee Raymond and XOM (06.15.05) begins: "At Exxon Mobil Corp's laboratories here, there isn't a solar panel or windmill in sight. About the closest Exxon's scientists get to 'renewable' energy is perfecting an oil that Exxon could sell to [other] companies operating wind turbines." Immediately it states: "Oil giants such as BP VOC and Royal Dutch/Shell Group are trumpteting a better-safe-than-sorry approach to global warming. They accept a growing scientific consensus thsat fossil fuels are a main contributor to the problem and endorse the 1997 Kyoto Protocol, which caps emissions from developed nations that have ratified it. BP and Shell also have begun to invest in alternatives to fossil fuels." It then states: "Non Exxon. Openly and unapologetically, the world's No. 1 oil company disputes the notion that fossil fuels are the main cause of global warming."
4. This remains XOM's position, reinforcing its public reputation as recalcitrant, much less a "laggard" as the next points below will evidence.
5. The fact that "the world has to prepare itself for a long stretch of oil at $50 to $60 or higher" with "spare capacity in the world's oil fields is almost non-existent" and "as demand continues to soar" (*BusinessWeek*, 02/06/06, 48), already in Japan, "even without incentives, higher fuel prices and other costs may have made solar electricity almost cost-competitive" (*BW*, 02/06/06, 78). XOM still insists renewables are far from being cost-competitive.
6. The Past CEO of XOM, Lee Raymond, who would not admit the contribution of fossil fuels to global warming nor commit the company to renewable energy sources committed the Company to invest $10,000, 000 a year to Stanford University for research in hydrogen as a possible future energy source. Meanwhile it was reported that he made eight times that amount in his personal salary and perks. He will make six times that amount in his annual pension benefit (*BusinessWeek* 02/06/06).
7. Its two main competitors have positioned themselves, unlike, XOM, as recognized leaders in providing alternative energy sources that will have low-carbon emissions. Indeed BP touts itself as a "Beyond Petroleum" energy company.
8. In a world that recognizes the burning of fossil fuels is a key factor in greenhouse gas emissions, XOM has taken a stance that makes it recognized as denying the data that such is occurring to the detriment of people and the planet.
9. While XOM has reduced emissions in its operations, it has done virtually nothing recognizable to be leading in the production of low-carbon emitting energy sources. Indeed, despite its record profits, it has made no new commitment in two years to produce alternative energy sources.
10. It is a matter of public record that, a week after Philip Cooney resigned as Chief of Staff to the White House Council on Environmental Quality "after critics charged that he edited government reports on global warming to play down a scientific consensus that fossil-fuel

emissions are contributing to the environmental problem and to highlight uncertainties about that science," *The Wall Street Journal* reported that Exxon Mobil hired him (06/15/05).

11. Despite the overwhelming science showing the contrary, *The Wall Street Journal* has stated that "Exxon has long raised questions about the science behind concerns that fossil-fuel emissions are the main factor behind global warming" (06/15/05). This report came two years after XOM released its "Energy Trends" which it has used to support its position as to why our resolution should be omitted.
12. The public estimation of XOM has been consistently at the lowest quadrant. According to Harris Interactive's Reputation Quotient, XOM was 45th of 60 companies in 2002, 47th in 2003, 44th in 2004 and 53rd in 2005.
13. Active campaigns in Europe (Stop Esso) and the United States (Exxpose Exxon) have contributed to the negative reputation of XOM. An example of this from another group can be found at http://www.truemajority.org/ExxonToastsThePlanet.html.
14. XOM, as the resolution indicates, has been recognized as funding groups that question global warming. It has not publicly repudiated any of these for their anti-global warming stance and for their efforts to bring about a low-carbon energy future ("Exxon Backs Groups that Question Global Warming," *The New York Times* 05/28/03; "As the World Burns: Think Tanks and Journalists Funded by XOM Are Out to Convince You Global Warming is a Hoax," *Mother Jones*, June, 2005). An example of some negative publicity disseminated about the company's approach to global warming and a low-carbon approach to energy, see: http://www.truemajority.org/ExxonToastsThePlanet.html.
15. XOM has been recognized as promoting efforts to affect public policy to diminish the serious short-term and long-term affects of global warming. Again I repeat the quote from the 2004 McKinsey Quarterly Report on "Preparing for a Low-Carbon Future:" "Working to delay or derail regulations sends the wrong message to concerned shareholders . . . " XOM has a reputation of doing just this.

The above are reasons garnered from the public press that lend credence to our contention that XOM is recognized as a "laggard" rather than a "leader" on preparing for a low-carbon future. Our resolution asks for just the opposite: that it be recognized as a leader rather than a laggard. Because management is failing to achieve this goal, we are asking that such be made a ***policy*** by the Board of Directors of XOM.

All material above reflects data since XOM offered its "2004 Report" which, it states, covers the "resolved" of our shareholder resolution. Thus the need for this resolution. XOM stands alone.

As indicated above, Paul Neuhauser, esq, has been asked to address the legal questions raised by XOM's January 20, 2006 letter to your Commission. I am sending this independent of his mailing. Please feel free to call me at 414-271-0735 if you have any questions or seek clarity or additional information on anything I have written herein.

Sincerely,

Michael H. Crosby

(Rev) Michael H. Crosby, OFMCap,
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order

C: Rex Tillerson, XOM

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

February 3, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding low-carbon leadership

Gentlemen and Ladies:

I refer to ExxonMobil's letter dated January 20, 2006, requesting the staff's concurrence that the shareholder proposal referenced above can be excluded from the proxy material for the company's upcoming annual meeting under Rule 4a-8(i)(10) (the "Original Letter").

Enclosed is a copy of ExxonMobil's new report entitled "Tomorrow's Energy, A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options," referred to in the Original Letter as the "2006 Report." The 2006 Report has now been finalized and approved by ExxonMobil's Public Issues Committee following its recent meeting in late January. The Committee consists solely of independent directors.

As discussed in the Original Letter, we believe the 2006 Report, together with the other materials already made available to the public and enclosed with the Original Letter, substantially implement the shareholder proposal.

While we believe the entire Report is relevant to the subject matter of the proposal, we call the staff's attention in particular to the discussion of (i) ExxonMobil's efforts to reduce greenhouse gas emissions in our own operations and in the use of our products by customers in Section 2 of the Report (see, for example, "ExxonMobil Actions to Reduce GHG Emissions" on pp. 11-12) and (ii) our extensive work on research and development of future technology that would reduce the carbon component of energy production (see "Section 3: Technology Options for the Longer Term" on pp. 14-17, as well as "ExxonMobil's Technology Advantage" on p. 7; the discussion of various technology issues on pp. 8-9; and the update on p. 12 regarding the "Global Climate and Energy Project" we help support at Stanford University.)

As noted in the Original Letter, we also continue to believe the proposal may be omitted under Rule 14a-8(i)(7).

The new Report will be posted on ExxonMobil's website in the near future, and printed copies will be available on request to any shareholder or other interested person free of charge.

Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I enclose five additional copies of this letter and enclosures. A copy of this letter and the newly-approved Report is also being sent to the proponent and each co-proponent.

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
fax: 414-271-0637

Co-Proponent:

Ms. Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
fax: 517-266-3524

Mr. Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
fax: 617-720-5005

Ms. Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
fax: 415-438-5724



Tomorrow's Energy

A Perspective on Energy Trends, Greenhouse Gas Emissions and Future Energy Options

ExxonMobil

Taking on the world's toughest energy challenges.™

February 2006

CONTENTS

Introduction: Energy for a Growing World

Energy is essential to our way of life, to economic progress and to raising and maintaining living standards. The pursuit of economic growth and a better quality of life in developing countries is driving global energy demand. New supplies of reliable, affordable energy are needed.

At the same time, concerns about future energy supply and climate change have heightened interest in energy supply options, energy prices and the effect of energy use on the environment.

We believe it is essential that industry plays an active role in the ongoing dialogue about the future of energy–one which is grounded in reality, focused on the long term and intent on finding viable solutions.

In this document, we explain our views on future energy trends, the risks of climate change, the prospects for promising new energy technologies and ExxonMobil's activities in these areas.

In particular, we highlight the important relationship between rising energy demand, economic progress and greenhouse gas emissions. As policymakers seek to ensure future energy supplies while addressing the risks associated with global climate change, it is critical that the economic and social consequences – in the developed and the developing world – are taken into account.

Equally critical is a recognition that huge investments will be needed to meet the world's growing energy needs. Energy is a massive business. Even as the largest non-government energy company, ExxonMobil produces just two percent of the energy the world consumes every day. Projects take years to develop, cost billions of dollars to bring on stream, and operate for decades.

To be justified in making these large investments, companies need stable, consistent government policies to help projects remain robust over the long term.

In a world featuring both geopolitical and regulatory uncertainty, we believe ExxonMobil will be served well by continuing to focus on operational and technical excellence, prudent risk management and responsible business behavior. ExxonMobil stands ready to meet the many challenges of delivering energy for a growing world.

Section 1: The Next Quarter Century of Energy

Energy is a long-term, capital-intensive business. As a major participant in the global energy industry, we must anticipate and adapt to trends and changes in our industry so that we can make sound business decisions and invest our shareholders' money wisely in projects that remain attractive over the long term.

Every year, we prepare a long-range outlook of global energy trends. The 2005 outlook covers the period to the year 2030 and provides a strategic framework to aid evaluation of potential business opportunities.

Economic growth and expanding populations drive global energy needs

Energy is critical to economic progress. The global economy is expected to double in size by 2030 – mainly driven by the developing nations that today account for just over 20% of the world's economic output. By 2030, this share will grow to 30%, led by rapidly expanding economies such as China, India, Indonesia and Malaysia.

World population is also expanding. Today, there are nearly 6.5 billion people, about 20% of whom live in developed countries (member nations of the Organization for Economic Cooperation and Development - OECD) and the remainder in developing (non-OECD) countries. By 2030, population is expected to reach 8 billion people, with close to 95% of this growth occurring in the developing world.[1]

Yet there are still about 1.6 billion people today without access to electricity and about 2.4 billion who rely on basic fuels such as wood and dung for heating and cooking.[2]

Economic growth in the developed and developing world over the next quarter century will have a dramatic impact on global energy demand and trade patterns.

A vast and growing need for energy

Every day, the world consumes about 230 million barrels of energy (expressed in terms of "oil equivalent" or MBDOE) with demand split about equally between developed and developing nations.

By 2030, we expect the world's energy needs to be almost 50% greater than in 2005, with growth most pronounced in the rapidly expanding developing countries (See Fig.1). Perhaps most significant, we anticipate energy demand in developing Asia/Pacific to grow at 3.2% annually, increasing to one-third of the world's total – an amount equivalent to the energy demand of North America and Europe combined.

Continuing progress in energy efficiency

Continued rapid improvement in energy efficiency, mainly driven by the development and use of new technology in the transportation and power generation sectors, is expected to temper the growth in global energy demand.

Fig. 1

Growing World Energy Demand
Millions of Barrels per Day of Oil Equivalent (MBDOE)



World
400
350
300
250
200
150
100
50
0
205
230
334
2000 2005 2030
North America
0.6%
68
57
Europe
0.8%
47
37
Russia / Caspian
1.3%
27
18
Asia/Pacific (OECD)
0.9%
23
17
Middle East
1.9%
19
11
Latin America
2.2%
18
9
Africa
2.0%
19
11
Asia/Pacific (Non OECD)
3.2%
113
44
2000
2030
% = Average Annual Growth 2000 - 2030

Note: For the purposes of this report, the phrases "developing countries" and "non-OECD countries" are interchangeable. OECD countries are: Australia, Austria, Belgium, Canada, Czech Republic, Denmark, Finland, France, Germany, Greece, Hungary, Iceland, Ireland, Italy, Republic of Korea, Japan, Luxembourg, Mexico, the Netherlands, New Zealand, Norway, Poland, Portugal, Spain, Sweden, Switzerland, Turkey, the UK, and the United States.

Energy intensity improves globally

We expect the rate of "energy intensity" (the energy used per $1,000 of GDP) to improve 1.8% annually in developing countries and 1.5% annually in developed countries from 2000 through 2030, compared with 1.2% and 1.4% per year respectively between 1980 and 2000.

The developing nations are particularly important given that the energy intensity of their economies is about 3-4 times greater than that of the developed countries. There was a steep drop in the energy intensity of the developing countries during the 1990s, reflecting the collapse of the former Soviet Union (FSU), but today a dramatic level of disparity remains (See Fig.2). There are significant opportunities for efficiency gains as these nations develop.

Fig. 2

Energy Intensity - Declining trend accelerates most notably in developing (non-OECD) countries

Barrels of oil equivalent per $K GDP



10
8
6
4
2
0
Average Growth / Yr.
1980-2000
-1.2%
Developing
Nations
2000-2030
-1.8%
-1.4%
Developed
Nations
-1.5%
1980
1990
2000
2010
2020
2030

Fossil fuels remain the predominant energy sources

Over time, an increasingly diverse range of energy sources and technologies will be needed. But at least through 2030, fossil fuels will continue to satisfy the vast majority of global demand (See Fig. 3 on page 4). These are the only fuels with the scale and flexibility to meet the bulk of the world's vast energy needs over this period.

- Oil and gas combined will represent close to 60% of overall energy, a similar share to today.
- Oil use is expected to grow at 1.4% annually. Significant improvements in vehicle fuel economy will dampen demand growth.
- Gas is expected to grow at 1.8% annually, driven largely by strong growth in global electricity demand.
- Coal, like gas, is expected to grow at 1.8% annually, driven by expanding power generation. Despite higher CO_2 intensity, large indigenous supplies will give coal economic advantages in many nations, particularly in Asia.

ExxonMobil's 2005 Energy Outlook: Highlights

- By 2030, global energy demand will increase approximately 50% from the 2005 level, driven by economic progress and population growth.
- About 80% of growing energy demand will occur in developing countries.
- Improvements in energy efficiency and intensity will accelerate, due to advancing technologies.
- Oil, gas and coal remain the predominant energy sources, maintaining about an 80% share of total energy demand through 2030.
- Global resources are sufficient to meet demand. Access to resources and timely investments are vital to developing adequate energy supplies.
- Natural gas will grow rapidly in importance, mainly due to its environmental benefits and efficiency in electricity generation.
- Biofuels, wind and solar will grow rapidly as sources of energy, contributing about 2% of total energy supply by 2030.
- Increased use of fossil fuels will increase global carbon dioxide (CO_2) emissions, with close to 85% of the increase in developing countries. (See section 2).
- Advances in technology are critical to successfully meeting future energy supply and demand challenges.

Fig. 3

Energy Demand Grows: Fossil fuels remain predominant; renewables grow rapidly from small base


Total World Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
% = Average growth/Year 2000 - 2030
350
300
250
200
150
100
50
0
1980
1990
2000
2010
2020
2030
Other
Coal
Gas
Oil
1.6%
1.8%
1.8%
1.4%
Other Energy
MBDOE
80
70
60
50
40
30
20
10
0
Wind and Solar 11.1%
1.3%
Biomass,
Municipal Solid Waste
1.9%
Hydro
Nuclear
1.4%
Wind and Solar
MBDOE
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
12.4%
Wind
Solar
9.6%

Non-fossil energy supplies will expand:

- Nuclear will grow on average at 1.4% per year, with the largest growth in Asia, although we expect North America and Europe to add new plants late in the outlook period.
- Hydro power is expected to grow at just under 2% per year, with increases likely in China, India and other developing countries.
- The use of biomass, including traditional fuels (wood, dung) used in developing countries, and solid waste will grow about 1.3% per year.
- Wind and solar energy combined will likely average about 11% growth per year, supported by subsidies and related mandates. Even with this rapid projected growth, wind and solar will contribute only 1% of total energy by 2030, illustrating the vast scale of the global energy sector.
- Biofuels, including ethanol and biodiesel, will grow from less than one million barrels per day (MBD) in 2005 to about 3 MBD in 2030.

The prospects for wind, solar, biofuels, nuclear and other longer-term energy technologies are discussed further in Section 3.

Oil: Increased transportation demand and improved engine technology

Growth in oil demand will be driven by increasing transportation needs, especially in developing countries. Widely available, most affordable and supported by a global infrastructure, oil is uniquely suited as a transport fuel. There is no large-scale alternative to oil as a transport fuel in the near term.

Critical to transportation demand will be the size and nature of the personal vehicle fleet. By 2030, we expect the size of the U.S. and European fleets to plateau, while the number of vehicles in Asia will nearly quadruple (See Fig. 4). Working to offset demand growth from the larger vehicle fleet will be continuing improvements in fuel and engine system technology and efficiency.

Over the next 25 years, we expect the average fuel economy of new vehicles worldwide to improve by over 25% as a result of both the evolution of technology as well as shifts in the kinds of vehicles that people drive. While the rate of increase (about 1% annually) may seem small, it is more than double the rate of global improvement that we have seen in the past 10 years.

Hybrid vehicle technology, which couples the internal combustion engine with an electric motor, will play an increasingly important role as costs come down and it becomes available on a broader range of vehicles. In cities, where this technology has its greatest advantages, hybrid vehicles could deliver fuel economy improvements in excess of 50%.[3]

We also anticipate significant efficiency improvements to the basic internal combustion engine. One promising

Fig. 4

Anticipated Growth in Transportation 2000 - 2030


Light Duty Vehicles
Million
500
400
300
200
100
0
% = Average Growth/Year 2000 - 2030
4.7%
1.2%
0.9%
North America (incl. Mexico)
Europe
Asia/Pacific
2000
2010
2020
2030

development which ExxonMobil is working on is known as Homogeneous Charge Compression Ignition, or HCCI. This technology combines aspects of gasoline and diesel engines. HCCI has the potential to improve vehicle fuel economy by 30% and be applicable to a broad range of vehicle types, including hybrids.

In addition to technology enhancements in vehicle power trains, we believe that technologies such as lighter-weight materials and improved lubricants will play an important role in delivering valuable efficiency improvements to the transportation sector.

Natural Gas: Power generation, emissions benefits and LNG technology drive growth

Natural gas demand continues to rise with growing electricity needs, aided by inherent advantages in efficiency and lower emissions. Growth will be most rapid in Asia/Pacific.

We anticipate that the efficiency of electricity production and distribution will continue to improve, through deployment of more advanced power generation technology and transmission infrastructure.

An important outcome of this growing gas demand is the increasing role of natural gas imports, particularly in the mature regions of North America and Europe where local production is expected to decline (See Fig. 5). To balance supply and demand, the distance between the major natural gas consuming nations and their sources of supply will grow. While pipelines will remain an efficient means to transport the majority of natural gas, the world will increasingly rely on liquefied natural gas (LNG), transported in large volumes across oceans via LNG tankers:

- In North America, LNG imports are expected to increase to about 25% of supply by 2030 (versus about 3% today), even with additional supplies via northern pipelines and tight gas developments.
- In Europe, natural gas imports are expected to increase from about 40% to about 85% of supply by 2030. In addition to LNG, pipeline imports will increase from Russia and the Caspian region.
- Natural gas demand in Asia/Pacific will triple over the next 25 years. Local production will meet a large part of this increased demand, but pipeline imports and increased volumes of LNG are expected in the future.

LNG's dramatic growth

By 2030, the LNG market will change dramatically, with a fivefold increase in volume to nearly 75 billion cubic feet per day (BCFD). That represents about 15% of the total gas market, up from about 5% in 2000. The center of global LNG supply will shift from Asia/Pacific to the Middle East and West Africa. Supplies from the Middle East are expected to be roughly double the supplies from either Africa or Asia/Pacific by 2030. Africa's supply contribution will grow, as LNG supplies there quadruple.

Global oil resources are adequate to meet demand

An important factor in predicting future supply trends is the scale of the worldwide oil resource base.

By today's estimates, the world was endowed with *recoverable* conventional oil resources of over three trillion barrels worldwide. Additional frontier resources (extra-heavy oil, oil sands, oil shale) bring this recoverable total to 4 – 5 trillion barrels. Of this amount, approximately 1 trillion barrels have been produced since oil was first discovered. (Fig. 6)

This global resource base will support production growth through the 2030 time horizon, with growing contributions from the Middle East, Africa and the Russia/Caspian region.

Fig. 5

Growing Reliance on Gas Imports



Billion cubic feet per day
100
80
60
40
20
0
LNG
Long Pipelines
Local Production
2000
2030
North America
Europe
Asia/Pacific

Fig. 6

Recoverable Oil Resources



Trillions of barrels
4
3
2
1
0
Already produced
Frontier
Conventional Oil
Extra Heavy Oil/
Oil Sands
Oil Shale

Meeting Future Energy Needs: Technology, investment and supportive governments are critical

To meet the anticipated 190 MBDOE of oil and gas demand in 2030, the industry will need to find new supplies as well as extend and expand existing production sources.

Continued technology advances will be needed to increase supplies, while protecting the environment. Technology has continually expanded the industry's ability to find, develop, produce and transport energy supplies while reducing environmental impact. These advances evolve over time and are expected to continue to assist in meeting growing global energy demand.

Fig. 7

The Move to Deeper Water: Exploration depths

Depth in feet


2000
4000
6000
8000
10000
1975
1980
1985
1990
1995
2000
2005

Sophisticated reservoir imaging, facilitated by the growth in computing power, allows the identification of previously unknown oil and gas deposits. Deepwater exploration technology and extended-reach drilling allow the industry to pinpoint and access previously inaccessible resources (See Fig. 7). Continued success in challenging environments, from arctic locations to water depths approaching two miles deep, demonstrate the industry's capacity for technical innovation.

Technology not only expands the geological range of where we produce, but it also extends the types of supplies that contribute to meeting global demand. As we move toward 2030, we anticipate an increasing contribution from "frontier" hydrocarbon resources such as oil sands and extra-heavy oil. While the technology needed to produce these resources economically is available today, continued R&D will ensure that the required growth in production can be realized in an efficient, cost-effective and environmentally responsible manner.

Increasing supplies to meet demand will require substantial investment. The International Energy Agency estimates that the investment required to meet global energy demand for 2004-2030 will be $17 trillion, of which over $10 trillion is required for electricity and $6 trillion (over $200 billion annually) for oil and gas (See Fig. 8)[4]. Financing will be a critical challenge, with funding dependent on attractive, competitive investment conditions.

Fig. 8

Total World Energy Investment Requirement: $17 Trillion

World Energy Investment, 2004-2030


Over $200 billion per year required in Oil and Gas
Oil
18%
Gas
18%
Coal
2%
Electricity
62%

Source: IEA 2005

But more than investment dollars and technology advances will be needed. Governments have a vital role to play in providing access to acreage, opening markets, reducing barriers to trade and avoiding harmful policies, such as subsidies and regulations that can weaken or distort energy markets. Given the enormous investments involved, potential investors need to be confident of the sanctity of contracts, the recognition of intellectual property and support for the rule of law.

ExxonMobil's Technology Advantage

ExxonMobil has long been the industry leader in research and technology, with a history of invention, including 3-D seismic, digital reservoir simulation and industry 'firsts' in such areas as deepwater drilling, refining technology, chemicals and synthetic lubricants.

Today we invest over $600 million per year in research and development, balancing our investment between technology extensions, which can be rapidly deployed to our existing operations, and breakthrough research in areas that can have a lasting impact on the company and the industry.

Fig. 9

ExxonMobil R&D Investment 2000 - 2004


Millions of Dollars
700
600
500
400
300
200
100
0
2000
2001
2002
2003
2004
ExxonMobil's R&D expenditure
Shell's R&D expenditure
BP's R&D expenditure
Based on public information.

Examples of our recent achievements in technologies that help unlock the potential in some of the world's hydrocarbon basins include:

- A promising new technology known as R3M (Remote Reservoir Resistivity Mapping) that uses electromagnetic energy to directly detect reservoirs of oil and gas before drilling, substantially reducing exploration risk
- Our proprietary tool EMpower™ is the industry's only next-generation reservoir simulator, allowing engineers to study reservoirs more comprehensively than ever before
- Proprietary well-bore technology used on Sakhalin Island in Russia's Far East enables us to reach oil reservoirs five miles offshore via extended-reach, horizontal drilling from an onshore location.

With LNG playing an increasingly critical role in meeting demand for natural gas, ExxonMobil engineers have recently developed technology that can double the capacity of liquefaction plants and increase by 80% the LNG carried by a single ship, dramatically reducing LNG costs.

At the same time we have developed unique high-strength steel to lower the cost of transporting natural gas by pipeline.

In the area of vehicle engine and fuel efficiency, ExxonMobil scientists are involved in projects including:

- Partnerships with Toyota and Caterpillar to research improvements to internal combustion fuel and engine systems that could result in a 30% improvement in fuel economy and reduced emissions
- A partnership with DaimlerChrysler to develop new lubricants to improve fuel economy, extend oil change intervals and lower emissions
- Development of new recyclable plastics to enable lighter-weight vehicles
- Groundbreaking research in hydrogen generation (see "hydrogen" - Section 3)

In an effort to apply the combined resources of industry and academia to the challenge of identifying technologies that meet growing energy demand while dramatically reducing greenhouse gas emissions, we launched the Global Climate and Energy Project (GCEP) at Stanford University in 2002. The GCEP research areas are covered in Section 2, and at gcep.stanford.edu.

Section 2: Greenhouse Gas Emissions – A Global Issue

Managing the risks from increases in global greenhouse gas emissions is an important concern for ExxonMobil, industry and governments around the world.

Economic growth and emissions reduction

Section 1 described how increasing population and prosperity, especially in developing countries, will drive up global energy demand. This will result in substantial increases in greenhouse gas emissions, particularly from developing countries, which will account for about 85% of the growth in CO_2 emissions from 2000 through 2030 (See Fig.10).

Fig. 10

CO_2 Emissions Growth Driven by Developing Countries



Billion metric tons CO2
40
35
30
25
20
15
10
5
0
1980
1990
2000
2010
2020
2030
Average Growth / Yr.
2000-2030
1.7%
2.7%
0.5%
Developing
Developed
Growth
2000-2030
85%
15%

This poses a challenge. To deliver the benefits of continued economic progress, fossil fuels are expected to remain the predominant source of world energy supply over this period. At the same time, governments at all levels are responding to growing concern about climate change by taking policy actions to reduce greenhouse gas emissions. Policymakers face a difficult task: where these policies restrict fossil-fuel use or add cost to their use, they can also retard economic development.

It is therefore vital that policymakers and society take into account the wider social and economic impacts of energy and climate policies.

ExxonMobil is involved in this process through direct participation in scientific, technical, economic and policy forums and by working through trade associations to engage in public policy discussions. We are also taking actions in our own operations.

Climate Policy: Path forward is unclear

Until recently, the policy debate focused primarily on near-term emissions reductions in the framework of targets and timetables set by the Kyoto Protocol. The first compliance period under the Protocol is 2008-2012.

Among those nations ratifying the Protocol, the European Union (EU) has been most active in seeking to implement it. An emissions trading scheme (ETS) has been established, which will limit emissions of CO_2 from certain industrial activities, including power production and refining. Other nations, such as Japan and Canada, are still considering policies and regulations they may adopt.

Most nations are not on track today to meet their 2008-2012 Kyoto targets with domestic actions. The total shortfall could be several hundred million metric tons of CO_2 per year.

That shortfall may be eliminated if international emissions trading enables countries to purchase sufficient allowances from those countries with surpluses, particularly Russia and the Ukraine. These two countries have substantial excess emissions allowances due to the decline and restructuring of their economies since 1990. No further actual emission reduction steps are required to create the surplus, which is large enough to compensate for missed targets among other industrialized nations.

The international debate on what policy actions to take beyond 2012 is now under way, but the outcome is uncertain. The debate is complicated by the following concerns:

- The developing world has indicated it will not accept greenhouse gas emissions reduction targets, leaving the vast majority of the global growth in greenhouse gas emissions outside the reach of the Kyoto Protocol targets.
- Differing targets in developed countries can increase domestic energy costs and accelerate the shift of new investment abroad, including to developing countries, which already enjoy lower labor costs.

The Business Impact: Regulatory uncertainty threatens investment

The current uncertainty poses challenges for global businesses. Major energy investments usually have long lives. Uncertainty about regulations, both for 2008-2012 and beyond 2012, creates a higher level of risk for companies. In Europe and Canada, for example, concerns are growing regarding companies' willingness to invest in energy-intensive activities, such as new chemical production and heavy oil production. The uncertainty about future regulations raises questions about the longer-term viability of such investments.

Increasing recognition of technology's vital role

As nations have begun to consider other options for reducing GHG emissions, there is a growing interest in the role technology can play in emissions reduction. For example, the recently announced Asia Pacific Partnership for Clean

Development and Climate aims to promote the use of clean, efficient technology. The latest G8 statement and the EU-China Climate Partnership also highlight the importance of using and developing innovative technologies. The focus on technology development and deployment is supported by the recognition that:

- The more widespread application of existing energy-efficient technologies could significantly reduce the growth in greenhouse gas emissions from economic progress in both the industrialized and the developing world. (See Fig. 12)
- Development and deployment of new, energy-efficient technologies can enable lower energy consumption without damage to economic growth.
- New breakthrough technologies offer the possibility of substantial long-term reductions in greenhouse gas emissions at lower costs than current technology options.

Fig. 11

The Need for Innovative Technology[5]

Carbon Emissions
Billions of Metric Tons of Carbon



50
45
40
35
30
25
20
15
10
5
0
1990 Technology
Based on aggressive assumptions on technology improvement
Required to stabilize CO_2 level in atmosphere of 550ppm
Assumed Advances In:
• Fossil Fuels
• Energy Intensity
• Nuclear
• Renewables
Gap Technologies:
• Carbon Capture & Storage
• Hydrogen/Advanced Transportation
• Solar
• Biotechnologies
The "Gap"
1990
2010
2030
2050
2070
2090

Source: J. Edmonds, PNNL

Worldwide carbon emissions are expected to grow rapidly over the next century even with significant technology advances. The middle curve (red line: from the Intergovernmental Panel on Climate Change 1992) shows projected growth in greenhouse gas emissions over the coming century. The IPCC projection assumes major ongoing improvements in the efficiency with which energy is supplied and used from oil, coal and gas, as well as enhanced penetration of nuclear and renewable energy. Without technological improvements, emissions would be much higher, as shown in the top curve (purple line) where energy is supplied and used with efficiency at 1990 levels. The lowest (blue) curve illustrates one emissions trend corresponding to stabilizing CO2 concentrations at 550 parts per million (ppm). Reducing emissions to the lowest trend line would require widespread introduction of innovative, currently non-commercial technologies to fill the remaining gap. In this study these 'gap' technologies include carbon capture and storage, hydrogen production and use, solar and biotechnologies, all of which require fundamental breakthroughs in research to overcome current barriers to cost, performance, safety and public acceptance before they could enter into widespread use.

Fig. 12

Existing Technologies Offer Significant Potential

Projected Chinese Emissions with Enhanced Technology[6]
MMTCE



2000
1500
1000
500
0
U.S. Technology
Japan Technology
Additional Technology Investment
Baseline
1800
1240
740
630
820
1990
1995
2000
2005
2010
2015
2020
2025

Source: Bernstein, Tuladhar, Montgomery

Applying OECD country technology to developing economies could dramatically reduce carbon emissions. In China, for example, investments today have, on average, significantly poorer energy efficiency and higher greenhouse gas emissions than investments being made today in OECD countries. A recent study showed that adopting today's U.S. or Japanese-level technology in future investments in China could reduce China's anticipated 2025 carbon emissions by over 30 and over 50% respectively (see graph). Furthermore, if policies to increase R&D investment could increase the rate of improvement in energy efficiency to twice today's levels, then emissions could decrease to around 65% of anticipated 2025 emissions, and result in a continuous decrease in China's future emissions. In fact, the study concluded that "the potential for reducing emissions through changing technology in developing countries over the next 15 years is estimated to be of similar magnitude to the reductions in emissions that would be achieved if all Annex B countries were to achieve their Kyoto Protocol emission caps."

ExxonMobil Recommendations: Key Objectives for Long-term Climate Policy

- Promote global participation
- Encourage more rapid use of existing efficient technologies (in both developed and developing countries)
- Stimulate research and development to create innovative, affordable, lower GHG technologies sooner
- Address climate risks in the context of developing country priorities: development, poverty eradication, access to energy
- Continue scientific research to assess risks, pace policy response

Climate Science: What we know

ExxonMobil has undertaken climate science research for 25 years. Our work has produced more than 40 papers in peer-reviewed literature, and our scientists serve on the Intergovernmental Panel on Climate Change (IPCC) and numerous related scientific bodies. Contributed papers on climate science are listed on our web site.[7]

Based on this experience, we recognize that the accumulation of greenhouse gases in the Earth's atmosphere poses risks that may prove significant for society and ecosystems. We believe that these risks justify actions now, but the selection of actions must consider the uncertainties that remain. Notwithstanding these uncertainties, ExxonMobil is taking action to address these risks.

Our world has changed

Since the 1800s concentrations of carbon dioxide (CO_2) in the atmosphere have increased by roughly 30% (from 280 to 380 parts per million today).[8] Concentrations of other greenhouse gases have also increased – including a doubling of methane levels. Human activities have contributed to these increased concentrations, mainly through the combustion of fossil fuels for energy use; land use changes (especially deforestation); and agricultural, animal husbandry and waste-disposal practices.

Surface temperature measurements have shown that the average global temperature has risen by about 0.6 °C since the mid-1800s. Other changes, consistent with the surface temperature rise, have also been observed. For example, scientists have documented a decrease in the volume of mountain glaciers and an increase in the length of growing seasons. These observations have fueled concern about the potential longer-term consequences of climate change.

Climate is a complex science

The complexity of the climate system makes it difficult to understand past and future consequences of greenhouse gas increases. As a result, the extent to which recent temperature changes can be attributed to greenhouse gas increases remains uncertain.

Limits in climate knowledge – for example in describing the behavior of clouds, hydrology, sea ice and ocean circulation – are well known and continue to be researched.[9] Climate observations display significant natural variability that cannot be explained with existing models and knowledge. In the recent and ancient geological past, for example, climate has been both warmer and cooler than today for reasons that are not yet understood.[10]

Projections of climate change require estimates of future emissions from energy use and other sources over the 21st century. In our own Energy Outlook it is difficult to predict how technology will develop even over the next 25 years. Longer-term economic and climate forecasts face even more uncertainty about how new technologies and changes in human behavior may affect greenhouse gas emissions.

As a result, researchers must rely on scenarios based on various assumptions, which deliver results ranging from significant emissions growth (a threefold increase in emissions over the 21st century) to a drop in global emissions, even without policy interventions.[11]

When climate models are used to analyze the implications of these emissions scenarios, they project more severe consequences at the high end – including sea level rises, droughts and polar ice melting – and relatively benign climate changes at the low end.

Uncertainty and risk

While assessments such as those of the IPCC have expressed growing confidence that recent warming can be attributed to increases in greenhouse gases, these conclusions rely on expert judgment rather than objective, reproducible statistical methods. Taken together, gaps in the scientific basis for theoretical climate models and the interplay of significant natural variability make it very difficult to determine objectively the extent to which recent climate change might be the result of human actions. These gaps also make it difficult to predict objectively the timing, extent and consequences of future climate change.

Consequently, the National Research Council[12] cautioned after the most recent IPCC report:[13] "Because of the large and still uncertain level of natural variability inherent in the climate record and the uncertainties in the time histories of the various forcing agents (and particularly aerosols), a causal linkage between the buildup of greenhouse gases in the atmosphere and the observed climate changes during the 20th century cannot be unequivocally established. The fact that the magnitude of the observed warming is large in comparison to natural variability as simulated in climate models is suggestive of such a linkage, but it does not constitute proof of one because the model simulations could be deficient in natural variability on the decadal to century time scale."

Even with many scientific uncertainties, the risk that greenhouse gas emissions may have serious impacts justifies taking action. ExxonMobil's actions to reduce greenhouse gas emissions are described in the next section.

ExxonMobil Actions to Reduce GHG Emissions

Recognizing the risk of climate change, we are taking actions to improve efficiency and reduce greenhouse gas emissions in our operations.

We are also working with the scientific and business communities to undertake research to identify and develop economically competitive and affordable technologies to reduce long-term global greenhouse gas emissions while meeting the world's growing demand for energy.

Examples of our efforts include:

- **Reporting.** ExxonMobil is committed to consistent, comprehensive reporting of greenhouse gas emissions. We have publicly reported greenhouse gas emissions[14] as they relate to our operations since 1998. Starting in 2003, we report direct greenhouse gas emissions, based on our equity share of ownership, both from facilities we operate and those in which we share ownership. We believe that direct, equity-based accounting best reflects shareholder interests in this area.

  In 2004 our greenhouse gas emissions rose by 1% compared to 2003 due to throughput increases and more intense processing to meet clean fuels demand. Energy efficiency steps helped to offset the impact of more intense operations and prevented further increases in emissions per barrel (See Fig. 13).

- **Research.** We have conducted and supported scientific, economic and technological research on climate change for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options, and achieve technological breakthroughs that reduce GHG emissions in both industrial and developing countries. Major projects have been supported at institutions including the Australian Bureau of Agricultural Resource Economics, Battelle Pacific Northwest Laboratory, Carnegie Mellon, Charles River Associates, The Hadley Centre for Climate Prediction, International Energy Agency Greenhouse Gas R&D Programme, Lamont Doherty Earth Observatory at Columbia University, Massachusetts Institute of Technology, Princeton, Stanford, University of Texas and Yale.

- **Advanced vehicle technology:** Because the majority of GHG emissions associated with the production and use of oil arises from consumer use of fuels (87%), with the remainder from our industry's operations (13%), we partner with automobile manufacturers to help develop advanced vehicles and fuels. The internal combustion engine is expected to power more than 95% of vehicles in 2030,[15] so technologies that improve fuel efficiency and the emissions performance of the internal combustion engine could substantially reduce environmental impacts for decades to come. Examples of ExxonMobil's

Fig. 13

Greenhouse Gas Emissions (Normalized)
Direct equity CO_2 equivalent emissions;
metric tons of emissions per 100 metric tons of throughput (excludes Cogeneration)



50
45
40
35
30
25
20
15
10
5
0
2002
2003
2004
Downstream
Upstream
Chemical

Note: Adding cogeneration of power and steam increases ExxonMobil's emissions but reduces those of others that would have produced the power. The overall impact is a reduction by as much as half in emissions for the same amount of energy produced.

work in this area include:

  - Working with Toyota and Caterpillar on separate programs to design high-efficiency, low-emission gasoline and diesel fuel/engine systems. This has already produced groundbreaking research in combustion science.
  - Developing a novel technique for hydrogen production, potentially compatible with both on-board vehicle and larger-scale applications.

- **Global energy management system (GEMS):** Improving energy efficiency in our operations helps us to reduce costs as well as reduce emissions. ExxonMobil's proprietary GEMS system focuses on opportunities to reduce energy consumed at our refineries and chemical complexes. Since its launch in 2000, the GEMS system has helped us identify opportunities for more than one billion dollars in pre-tax savings, and our energy-conservation efforts have saved enough energy to supply over one million European households each year. The greenhouse gas emission effect has been equivalent to taking more than one million cars off the road (See Fig. 14).

- **Cogeneration** is the simultaneous production of electricity and steam, typically using clean-burning natural gas. With the latest technology, cogeneration is up to twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has interests in 85 cogeneration facilities at some 30 locations worldwide, representing a capacity of about 3,700MW, enough to power nearly 3 million U.S. homes. These facilities, which represent decades of investment, enable a reduction in carbon dioxide emissions by 9 million metric tons a year versus traditional methods

Fig. 14

Avoided Greenhouse Gas Emissions from ExxonMobil actions since 1999
Million metric tons per year


12
10
8
6
4
2
0
Cogeneration
Energy Efficiency
2000 2001 2002 2003 2004
25
20
15
10
5
0
Identified Opportunities
• Flare Reduction
• Energy Efficiency
• Cogeneration
Total Avoided Emissions 2004

Since 1999, our energy-saving initiatives have had a GHG effect in 2004 equivalent to taking over 1.5 million U.S. cars off the road. We have identified opportunities for avoiding GHG Emissions equivalent to taking another two million U.S. cars off the road.

of separate power and steam generations. Our cogeneration capacity has increased by 800MW in the last two years, representing an investment of $1 billion. In 2005 the cogeneration system at our refinery in Beaumont, Texas, was awarded a Certificate of Recognition from the U.S. Environmental Protection Agency. The EPA commended ExxonMobil for "exceptional leadership in energy use and management" and estimated that the system at Beaumont alone reduced CO_2 emissions by more than two million tons.

- **Reduction in flaring:** Flaring is the burning of natural gas that is produced along with oil during oil production. In parts of the world where gas has no market outlet, gas production beyond that needed for fuel and other operational needs is often flared. In Africa, the region where flaring is most significant, we are undertaking major projects to reduce flaring. When fully implemented, we expect these projects to reduce greenhouse gas emissions by about seven million metric tons per year, the equivalent of removing approximately one million cars from U.S. roads. We are also working to reduce flaring at our refineries and chemical plants. For example, flaring at our Baytown refinery in Texas has been reduced by more than 70% since 2002.

- **The Global Climate and Energy Project (GCEP):** ExxonMobil worked to establish and is providing $100 million to Stanford University's Global Climate and Energy Project – the largest-ever independent climate and energy research effort. GCEP is a major long-term research program designed to accelerate development of commercially viable energy technologies that can lower GHG emissions on a worldwide scale. Current GCEP research

GCEP Research Programs

At the end of 2005, 27 GCEP research programs were under way at Stanford and other institutions, comprising:

7 hydrogen
6 advanced combustion
5 solar energy
4 CO_2 storage
2 CO_2 capture and separation
2 biomass
1 advanced materials and catalysts

Building capacity to address climate change risks – through research results and by training a new generation of scientists and engineers – is an important GCEP deliverable. GCEP research programs involve contributions from more than 30 faculty and from more than 80 students and postdoctorate fellows.

areas include hydrogen, solar energy, biomass, advanced combustion, CO_2 sequestration and advanced materials. A full list of ongoing projects is available on the GCEP web site (gcep.stanford.edu).

In 2005 GCEP announced new research grants totaling approximately $20 million to Stanford faculty and collaborating researchers at several U.S. and international institutions.[16] Other participating institutions include the Energy Research Centre of the Netherlands, the Delft University of Technology in the Netherlands, the Swiss Federal Institute of Technology in Zurich, the Carnegie Institution of Washington, D.C., University of Montana, University of New South Wales in Australia and the Research Institution of Innovative Technology for the Earth in Japan.

Responding to Greenhouse Gas Regulations

We actively engage with government authorities seeking to implement regulations regarding greenhouse gas emissions accounting and trading.

We believe that reliable inventories of emissions are an essential component of emissions control procedures and trading. As a result, we played a leading role in developing reliable, consistent tools to estimate and report greenhouse gas emissions in the oil and gas industry, namely:

- API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, April 2001. (available at http://api-ec.api.org/policy/)[17]
- IPIECA Petroleum Industry GHG Reporting Guidelines, December 2003. (available at www.ipieca.org)[18]

These procedures now form the basis for our own internal measurement and reporting. Building on these guidelines, our Rotterdam refinery developed a monitoring and reporting protocol that was recognized by the Dutch government as a best practice and recommended for use throughout the European Union.

Climate Policy: Assessing risks to investors

ExxonMobil continually considers risks to operations and investments from a wide variety of perspectives. In the case of climate change, market and technological considerations are important as well as policy and regulatory developments. In our view, it is impossible today to assess the potential implications for shareholder value from initiatives to address climate change. No governments have established definitive regulations for the 2008-2012 Kyoto Protocol compliance period, and there is currently no consensus on plans for the post-2012 period.

There has been some recent effort to quantify the potential implications of climate-related policies for oil and gas industry shareholders.[19] However, in light of trends in climate negotiations, the regulatory assumptions made are speculative and unlikely. The analyses also fail to take into account adjustments to investments and other business decisions that companies may make in the context of evolving regulatory frameworks or, indeed, how OPEC and other producing nations may react to regulations affecting demand for oil.

Technological, political and regulatory risks have been inherent in the oil industry since its earliest beginnings. Shareholder value will depend, as it always has, on how companies manage operations and investments in a changing business environment. Those best able to manage investment risks and operate efficiently will achieve competitive advantage.

Against this background we believe that the same strengths that have generated industry-leading returns for ExxonMobil in the past position us well to succeed in an uncertain future:

- Our strong financial position enables us to evolve in new directions when attractive opportunities appear.
- We manage business operations and investments with disciplined efficiency based on strong management and management systems.
- We utilize industry-leading technical capacity both to develop proprietary technologies that provide a competitive advantage and to maintain a window on external research developments that might affect our business.

Assessing the Impact on ExxonMobil of Europe's Emissions Trading Scheme (EU-ETS) for 2005-2007

In Europe ExxonMobil operates approximately 40 facilities and shares ownership in another 40 facilities that are covered under the EU-ETS. In total, ExxonMobil's equity share of covered emissions amounts to approximately 20 million metric tons of CO_2 annually.

As a result of internal actions, we expect to meet our obligations for the period 2005-2007 without acquiring allowances through emissions trading.

The overall impact of the EU-ETS for 2005-2007 includes the cost of monitoring and reporting efforts, third-party verification and the increased cost of purchased electricity due to EU-ETS restrictions on power generation. These costs will be offset in some part by the revenue from sales of surplus emissions allowances. While the net impact of these factors is unknown, it is not expected to be material to the Corporation.

The impact of the EU-ETS for 2008-2012 is unknown, as the member governments have not yet determined what emissions will be covered or how emissions allowances will be allocated.

To comply with the EU-ETS, we have established management systems to:

- monitor, report and verify emissions
- control and manage disposition of greenhouse gas allowances
- participate in emissions trading
- plan future emission reduction steps

Required system changes have been fully implemented and are in place at all covered ExxonMobil facilities.

Section 3: Technology Options for the Longer Term

Meeting future energy needs will require a diverse range of energy technologies. Looking to the long term, concern about energy security and rising greenhouse gas emissions has brought a number of new or enhanced technologies to the forefront of public discussion.

Among these, wind, solar and biofuels are growing rapidly, albeit from a small base. Other technologies, such as hydrogen, are considered to hold promise, but face substantial challenges in terms of cost and large-scale implementation.

Over and above the technical hurdles, the scale of the global energy business means that widespread global deployment of new technologies, however promising, will take decades before the cumulative effect of investments makes a substantive contribution to overall energy supply.

Energy companies are involved in a wide range of new technology options, whether through research, or the manufacture and marketing of products.

Our own approach is based on the belief that technological breakthroughs, and not simply expanded scale, are key to unlocking the potential of alternative energy technologies. We closely analyze the potential of emerging technologies. Based on these assessments, we determine our approach, and – if appropriate – a level of involvement consistent with our business needs and strengths. This may involve proprietary research, shared knowledge through participation in industry groups or the funding of external research in those areas where fundamental breakthroughs are needed for a technology to reach its potential.

In this section, we highlight some of the most prominent technology options, the challenges that need to be overcome and – where relevant – ExxonMobil's involvement.

Carbon Capture and Storage

Fossil fuels are expected to dominate the world's energy supply portfolio for some decades to come. A technology option that could play a significant role in helping reduce CO_2 emissions from the use of fossil fuels is carbon capture and storage (CCS). CCS technology separates CO_2 from a gas stream, compresses it to reduce volume, and transports it by pipeline to a storage site (See Fig. 15).

This technology could have a major impact, as it is applicable to any large-emission source of CO_2. The IPCC estimates that these large facilities account for nearly 60% of global man-made CO_2 emissions.[20]

All of the important components of CCS systems are practiced commercially today at industrial scale by ExxonMobil. For example, ExxonMobil recovers CO_2 at LaBarge, Wyoming which is used for enhanced oil recovery. As part of that activity, a gas stream including CO_2 is removed and geologically sequestered. Commercial-scale CCS is practiced today only in a few niche applications and pilot demonstration studies. One of the best-known and longest-running CCS projects is in the Sleipner Field in the North Sea[21] – in which ExxonMobil shares ownership. Before CCS can be widely deployed on a global scale, it must overcome important challenges. In particular,

- CO_2 capture from power plants and most other large combustion facilities remains expensive.
- CO_2 storage presents technical and regulatory issues associated with ensuring safe operations and the integrity of the site over the long term.

Recognizing these challenges, ExxonMobil believes that CCS represents an important option to address global CO_2 emissions.

We have conducted research relevant to CCS for many years, and have supported external research and other activities to understand scientific, economic, technical and policy aspects of carbon capture and storage. In addition to the CCS studies as part of GCEP, ExxonMobil has supported the IEA's Greenhouse Gas R&D Programme and the Geological CO_2 Storage Research Program at the University of Texas. The research that we conduct and support is aimed at improving the performance, lowering the cost and assuring the integrity of CCS systems and their component technologies.

Fig. 15

Carbon Capture and Storage



Power Station with CO2 Capture
Unminable Coal Beds
Pipeline
Pipeline
Depleted Oil or Gas Reservoirs
Deep Saline Aquifer

Hydrogen

Hydrogen is widely considered to hold promise as an energy carrier, particularly as it offers the potential for fuel-efficient, emissions-free vehicles and can be produced from multiple primary energy sources.

It is important to remember that hydrogen, while abundant, does not occur naturally in pure form and must first be produced from water or hydrocarbons. This requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. So any evaluation of hydrogen needs to recognize the costs and the greenhouse gas emissions associated not only with its consumption, but also its production and distribution.

For hydrogen to become a viable transportation fuel, a number of formidable challenges must be met, including its safe handling and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets such as self-service vehicle fueling.

The high cost of producing and distributing hydrogen results in a fuel cost that is higher than gasoline on a cents-per-mile-driven basis. Based on an analysis by the National Academy of Engineering (NAE), the cost of fueling a hydrogen fuel cell vehicle is 1.9 to about 15 times greater than that of fueling a gasoline hybrid, depending on how the hydrogen is produced.[22] (See Fig. 16). Significant R&D effort will be required to lower these costs to a competitive level.

A number of studies conducted by different sponsors in different regions have assessed the potential for reducing CO_2 emissions via the use of hydrogen. All have concluded that there is some reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology (approximately 11% to 35%).[23]

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. The NAE estimated that hydrogen is five times more expensive than gasoline when produced from wind and 15 times more expensive when produced from solar energy.[22]

With limited supplies of renewables in the coming decades, it is reasonable to ask whether the use of renewables to produce hydrogen for transportation would be the best use of those resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[24]

Fig. 16

Cost of fueling a vehicle with hydrogen from different energy sources relative to fueling a gasoline hybrid engine


Cost multiple to gasoline
20
15
10
5
0
Natural Gas
Electrolysis
Biomass
Wind
Solar

Source: National Academy of Engineering

ExxonMobil is currently pursuing groundbreaking research in hydrogen generation. Our unique skills in catalysis and process technologies have enabled us to identify a new approach to hydrogen production from hydrocarbon fuels that overcomes many of the challenges faced by alternative approaches.

If successfully developed, this technology would be scalable for applications ranging from on-board a vehicle to use at either retail stations or large centralized production facilities to produce hydrogen for fleets of fuel cell vehicles. We are also active members of the U.S. Department of Energy's FreedomCAR and Fuel Partnership.

Biofuels

The use of biofuels in transportation is another way that CO_2 emissions could be reduced. Today ethanol and biodiesel, liquid fuels derived from organic matter, are receiving a lot of attention.

The current generation of biofuels, however, has scale limitations due to their cost and large land requirements. With continued research, a new generation of processes capable of using a more diverse set of biomass feedstocks may be able to overcome these challenges. A recent study by the International Energy Agency examined the economics of both current and potential future technologies (See Fig. 17).[25]

When considering the potential of biofuels, a number of factors must be analyzed, including land use impacts, fertilizer requirements and water use. The last is particularly important as studies indicate that by 2015 half the world's population will live in countries where availability of sufficient fresh water is a concern.[26]

Most current biofuels production processes convert only a small portion of the plant. In the future, however, processes involving cellulosic conversion hold the promise of being able

Fig. 17

Cost of Production for Biofuels Options
2004 $ per gallon gasoline equivalent



4
3
2
1
0
2002
Post - 2010
Ethanol Options
Biodiesel Options
$50/bbl
$40/bbl
$30/bbl
Crude Cost
Biofuels can be produced from a number of different feedstocks and processes. Ranges for current technology (green) and future technology (red) reflect variability in plant location, feedstock costs, operating and capital costs.
Sugar Cane
Corn
Cellulose
Synthetic
Waste Grease
Rapeseed
Soybean
Gasification

Source: IEA

to utilize a much larger portion of the feed biomass. This would result in full-cycle CO_2 savings of about 90% versus up to 50% with current processes.[27]

Important too, is the question of which biomass applications yield the greatest benefit. A recent study in Europe involving the energy and auto industries, as well as the Joint Research Commission of the European Union, concluded that greater energy and GHG savings can be achieved if biomass is used in heat and power generation rather than in transportation, especially if efficient cogeneration schemes can be used.[28]

Wind and Solar

Currently, the most competitive renewable energy source is wind power (Fig. 18). While growing rapidly, its impact on the overall energy supply mix is limited. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it generally relies on government subsidies to be economical.

A key challenge for wind power is that the areas best able to produce electricity at low cost from wind are also located far from where the electricity is needed. New technology will be required to allow either the capture of wind energy in areas with low average wind speeds or to enable transmission of electricity over long distances at lower cost and with lower losses than is currently possible.

Solar energy remains far more costly, except in limited applications. Existing solar photovoltaic technology is significantly more costly than conventional electricity generation. Breakthrough technology is needed to enable fundamentally new photovoltaic materials that will allow power generation at competitive costs.

A key issue in the ability of wind and solar technologies to contribute to electric power supply is intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night or at times the winds fail.

Without a breakthrough in energy storage technology, intermittency limits the ability of wind and solar energy to contribute to electricity supplies and increases the overall costs of integrated power supply systems.

Research into solar energy is a core research area of the ExxonMobil-sponsored Global Climate and Energy Project at Stanford University.

Gasification

Gasification, a technology that was developed decades ago, may see increased use in the future.

Gasification can process any carbon containing feedstock – such as coal, biomass or heavy oil – and convert it into a "synthesis gas" that can be used to produce electricity, liquid fuels, hydrogen or chemicals. Gasification is also better suited to use with carbon capture and sequestration than other processes that can use the same feeds.

Fig. 18

Cost of Electricity from Traditional and Emerging Sources
Cents per kWh (2005 $)



25
20
15
10
5
0
Range 20-80
Gas
Coal
Nuclear
Coal-IGCC
Wind*
Solar*

* Site limited and excludes intermittency costs

While gasification has many attractive properties, it is still more costly relative to alternative ways of producing the same products. For example, electricity produced by the gasification of coal (without CO_2 capture) is about 13%[29] more costly than that from a conventional coal power plant. By comparison, if CO_2 capture were included, then a coal gasification plant could produce electricity at a cost 20% lower than a conventional coal-powered plant retrofitted for carbon capture and storage (CCS).[30] Clearly there are synergies between gasification and CCS technologies.

Further work is needed to both lower the costs and improve the reliability of gasification technology, and ExxonMobil researchers are evaluating the opportunities in this area. If successful, studies could result in a technology option that provides a level of both feed and product flexibility that no current process is able to offer.

Advanced Nuclear

Nuclear energy has the potential to become an increasingly important option for meeting a growing portion of our long-term energy needs, specifically in the power generation sector.

Key barriers to increased use of nuclear today are cost, perceived safety risks and the lack of an acceptable solution to the long-term management of radioactive waste.

Research is continuing into advanced nuclear systems that are passively safe and offer the potential of significantly lower cost than current reactors. Systems with these safety features will have a very low likelihood of reactor core damage and address the problems that occurred at Three Mile Island and Chernobyl.[31]

Designs include advanced third-generation versions of conventional reactors, as well as fundamentally new designs such as the "pebble bed modular reactor." If successful, these designs could reduce the capital cost of nuclear power plants by 15 to 20% and thereby add another economically competitive option to our long-term energy supply portfolio. Addressing the long-term waste storage issue is largely a matter that will require extensive dialogue between governments, communities and industry to resolve.

Technology Choice and CO_2 Emissions

If new technologies are to be applied to realize reductions in CO_2 emissions then it is important to understand the cost of various options in terms of dollars per tonne of CO_2 abated. Applying the lowest abatement cost options first will maximize impact while minimizing costs. European researchers in both the power and transportation industries have been working to quantify the abatement cost of technologies and their work is helpful in understanding the relative attractiveness of different options.[32]

The chart (Fig. 19) illustrates ranges of abatement costs for various power generation and transportation technologies. The lowest cost reductions in CO_2 are likely to be realized in the power generation sector. This is due in part to the fact that it is easier to deal with a few large point sources of CO_2 than millions of individual sources, such as vehicles. It is also important to note that continued R&D can have a significant impact on lowering the cost of CO_2 abatement as illustrated by the current and future biofuels ranges.

ExxonMobil is well positioned to participate in the implementation of the lowest cost options through our focus on natural gas resource development, our experience with carbon capture and storage and our support of breakthrough research.

Fig. 19

The Cost of Reducing CO_2
CO_2 abatement costs for different technology options
Dollars per tonne of CO_2 abated


400
300
200
100
0
Power Generation Options
Transportation Options
Conversion Coal to Nat. Gas
Carbon Capture/ Storage
Wind
Solar
Biofuels (current)
Biofuels (future)

Source: CONCAWE, European Climate Change Project

Although wind, solar, biofuels and nuclear all compete with fossil fuels as sources of primary energy, their contribution to the world's total energy demand is limited because they are more expensive than fossil fuels – and in the case of nuclear, by waste and disposal concerns. Technology advances and government policy will support rapid growth in alternative fuels, but they start from such a small base that their contribution to total energy supply will be modest well into the future. Their limited but growing contribution should be used in ways that make the greatest possible difference in CO_2 emissions.

While we recognize the risks of climate change, we also conclude that the world will continue to demand oil and gas for a majority of its primary energy supplies for many decades to come. This will be true even if governments continue to support alternative energy sources and limit greenhouse gas emissions. ExxonMobil is well positioned across a range of possible futures to conduct our operations competitively in a responsible and profitable manner.

ExxonMobil's long-term perspective, disciplined approach to investment and focus on world-class operational performance explain why the company has continually delivered industry-leading returns, even through times of dramatic and unforeseen change.

Fig. 20

Sustained Competitive Advantage
5-year Rolling Average Return on Capital Employed**



Percent
20
15
10
5
0
2000
2001
2002
2003
2004
ExxonMobil
Industry
Industry: Average of BP, CVX and RDS

**Calculated on a consistent basis with ExxonMobil, based on public information.

In addition, our scale, geographic diversity and range of businesses provide a hedge that reduces sensitivity to changes in commodity prices, business cycles and local market conditions. Our financial and technology strength enables us to invest in any opportunity that meets our rigorous investment criteria.

These attributes, which we believe set us apart from our competitors, position us well to respond successfully to change, whether driven by markets, competitors or governments.

In response to rising environmental concerns, we anticipate more regulatory requirements than we face today. Uncertainty and risk is familiar territory in our industry, but we believe the way we manage our business puts us at an advantage over the competition in meeting new expectations.

Investment discipline and long-term perspective

The $200 billion industry investment required annually to meet growing demand for oil and gas through 2030 reflects not just the scale of demand, but also the fact that significant new resources are increasingly found in more remote areas and difficult environments.

Investment decisions can have long-term consequences. So we adopt a highly selective and disciplined approach to investment, which considers:

- political and technical risks, along with potential regulatory changes
- business and societal trends
- the resilience of investment opportunities over a range of economic scenarios

Regular, formal reviews enable us to evaluate emerging issues and plan accordingly.
Our objective is to seek out projects that:

- are profitable and sustainable over the long term
- are not reliant on government subsidies
- are consistent with our own scale and capabilities
- yield a well-balanced and diversified business
- do not compromise our high safety and environmental standards

Fig. 21

Business Model
ExxonMobil Approach



Disciplined Investment
Operational Excellence
Industry Leading Returns
Superior Cash Flow
Growth in Shareholder Value

We believe that the world's energy needs will be met through consistent investment strategies that are not driven by periodic swings in commodity prices. Our capital investments over the period 1995 through 2004 averaged $14 billion a year, although our annual earnings ranged from $8 billion to $25 billion over that period.

A focus on operational excellence

We apply the same rigor to our operations as we apply to our investments, via a wide range of proven management systems, including:

- **Standards of Business Conduct:** These 16 foundation policies and related procedures form the framework by which we operate around the globe – providing employees with principles for managing compliance with company standards.

- **Financial Controls:** Sound financial control is fundamental to our business model. Authority to approve business arrangements on behalf of our company is clearly assigned and delegated. Our System of Management Control (SMC) defines the principles, concepts and standards and our Control Integrity Management System (CIMS) provides common processes and tools for compliance with the SMC.

- **Project execution and appraisal:** Our disciplined approach continues from concept through start-up and ongoing operations. All projects are rigorously appraised after completion, and learnings are incorporated into future planning. These processes have earned ExxonMobil a reputation for excellence in project management and distinguish us from the competition. For example, in Africa and the Gulf of Mexico, ExxonMobil-operated projects have consistently started up on or ahead of schedule.

- **Operating Reliability:** Safely increasing plant reliability and availability while lowering total maintenance costs is the objective of our Reliability and Maintenance Management System. This program has been applied to all our refineries worldwide and has reduced the amount of time that units are down for maintenance by 40% and reduced maintenance costs by 30%.

- **Safety, Health and Environment:** At the core of our approach to safety, health, security and environment management is our Operations Integrity Management System (OIMS). This system fully meets the requirements of the International Standards Organization (ISO) 14001 benchmark and is used at every ExxonMobil facility. It is a disciplined management framework that enables us to track experiences, measure progress, plan future improvements and ensure management accountability. OIMS covers the collection and reporting of emissions data, including greenhouse gas emissions for all facilities.

Fig. 22

OIMS' 11 Elements



Operations
Driver
Evaluation
1. Management Leadership, Commitment and Accountability
2. Risk Assessment and Management
3. Facilities Design and Construction
4. Information and Documentation
5. Personnel and Training
6. Operations and Maintenance
7. Management of Change
8. Third-Party Services
9. Incident Investigation and Analysis
10. Community Awareness and Emergency Preparedness
11. Operations Integrity Assessment and Improvement

2004 OIMS assessment by Lloyd's

"It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with the intent and meet the requirements of the ISO 14001 Environmental Management Systems Standard."

"Deployment of the Operations Integrity Management System has contributed toward the overall improvement in the Corporation's environmental performance. At the locations visited, individuals at all levels demonstrated a high degree of personal commitment to OIMS implementation and environmental care. The integration of Environmental Business Plans into the annual planning cycle has strengthened the process for continual improvement of the Corporation's environmental performance."

- **Energy Efficiency:** As a major consumer of energy, energy efficiency is important to us. Our Global Energy Management System (GEMS), developed in the late 1990s, uses international best practices and benchmarking techniques to identify energy efficiency opportunities at all our facilities and promote continuous improvement. In 2004, we achieved record energy efficiency performance across our worldwide refining and chemicals businesses, improving by more than 3% over 2003. In fact, our rate of improvement in refining is significantly better than the historical industry average.

- **Environmental Business Planning:** Continuous improvement of environmental performance is the objective of our Environmental Business Planning (EBP) process, which integrates environmental improvement activities into annual operating plans at each of our facilities and businesses. This process includes assessment of potential regulatory changes affecting environmental aspects of our operations and systematic management of any consequent business impacts.

The management systems that underpin our business enable us to consistently deliver superior results in terms of financial, safety and environmental performance, while playing our part in meeting the world's growing energy needs.

Summary

- Energy is vital to economic growth and progress.
- Global energy demand is expected to grow by 50% by 2030, driven mainly by rapidly growing economies in the developing world.
- Fossil fuels will remain predominant, with a growing role for natural gas.
- Greenhouse gas emissions will rise substantially, particularly as developing economies grow.
- ExxonMobil recognizes that the risk from climate change requires action, and we are taking action both to address our operational emissions and to promote more efficient use of our products.
- Policies to address climate change need to consider consequences not only for environmental risks but also for social and economic development, especially in developing countries.
- More widespread use now of existing efficient technologies in industrialized and developing countries offers significant potential to reduce greenhouse gas emissions growth.
- Over the next 25 years, technologies that enable expanded energy supplies, along with those that moderate energy demand via improved energy efficiency, will be critical to meeting the world's growing need for energy while managing greenhouse gas emissions.
- New energy sources, while they hold promise, require substantial technological advances to enable them to compete for a significant share of global energy supply – and the vast scale of the global energy business means that penetration of new technologies on a meaningful, global scale will take decades.
- Fundamental research is necessary to identify and develop viable technologies for the long term that allow energy demand to be met while dramatically reducing greenhouse gas emissions.
- Uncertainties about future climate-related policies will create issues for investors in global energy provision. However, we believe that ExxonMobil's well-proven, disciplined approach to investment and operational risks positions the company well to successfully manage this uncertainty, maintain our position as the technology leader in our industry and take advantage of attractive business opportunities that may emerge.

References

1. World Bank, World Development Indicators, 2004

2. International Energy Agency (IEA), World Energy Outlook, 2004

3. EPA Fuel Economy Data: www.fueleconomy.gov

4. IEA, World Energy Outlook, 2005

5. Battelle Memorial Institute. 2001. A Global Energy Technology Strategy Project Addressing Climate Change: An Initial Report an International Public-Private Collaboration. Joint Global Change Research Institute, College Park, MD.

6. P. Bernstein, S. Tuladhar, and W. D. Montgomery, "Potential for Reducing Carbon Emissions from Non-Annex B Countries through Changes in Technology", forthcoming in Energy Economics

7. http://exxonmobil.com/corporate/Citizenship/Corp_citizenship_enviro_publications.asp

8. Carbon Dioxide Information Analysis Center: Trends Online: A Compendium of Data on Global Change. Oak Ridge National Laboratory, U. S. Department of Energy, Oak Ridge Tennessee. See http://cdiac.esd.ornl.gov/trends/trends.htm

9. Strategic Plan for the U.S. Climate Change Science Program, (U.S. Climate Change Science Program: Washington, DC, 2003)

10. Moberg, A., Sonechkin, D. M., Holmgren, K., Datsenko, N. M., and Karlen, W.: 2005, 'Highly variable Northern Hemisphere temperatures reconstructed from low- and high-resolution proxy data', Nature 433, 613-617; and Zachos, J., Pagani, M., Sloan, L., Thomas, E., and Billups, K.: 2001, 'Trends, rhythms, and aberrations in global climate 65 Ma to present', Science 292, 686-693.

11. Emission Scenarios, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2000)

12. Climate Change 2001: The Scientific Basis, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2001)

13. Climate Change Science: an Analysis of Some Key Questions, Committee on the Science of Climate Change, National Research Council, (National Academy Press: Washington, DC, 2001)

14. ExxonMobil Corporate Citizenship Report, 2001

15. EUCAR (European Council for Automotive R&D) predictions

16. http://gcep.stanford.edu/news/pressreleases.html

17. IPIECA Petroleum Industry GHG Reporting Guidelines, International Petroleum Industry Environmental Conservation Association, London UK, December 2003 (www.ipieca.org: see Climate Change Publications)

18. API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry, American Petroleum Industry Institute, Washington DC, April 2001 (http://ghg.pi.org)

19. Duncan Austin and Amanda Sauer, Changing Oil; Emerging Environmental Risks and Shareholder Value in the Oil & Gas Industry, World Resources Institute, Washington, DC, 2002.

20. Carbon Dioxide Capture and Storage, Intergovernmental Panel on Climate Change (Cambridge University Press, Cambridge, UK, 2005)

21. Herzog, H., Eliasson, B., and Kaarstad, O.: 2000, 'Capturing Greenhouse Gases', Scientific American 72-79.

22. The Hydrogen Economy: Opportunities, Costs, Barriers and R&D Needs, The National Academies Press, 2004

23. General Motors/Argonne National Laboratory: Well-to-Wheel Study, June 2001; General Motors/LBST: Well-to-Wheel Study, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003

24. Transport Fuels for the Future, CONCAWE presentation to the Inland Transport Committee Round Table, Geneva, February 2002

25. Biofuels for Transport – An International Perspective, International Energy Agency, 2004

26. Global Trends, 2015: A Dialogue about the Future with Non-government Experts, National Intelligence Council, 2000

27. The Energy Balance of Corn Ethanol: An Update, U.S. Department of Agriculture,Office of the Chief Economist, Office of Energy Policy and New Uses, Agricultural Economic Report No. 813

28. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005

29. CO2 Emissions Control and Mitigation, Technical Business Analysis, SFA Pacific, Inc. 2001

30. Ibid

31. Technology Roadmap for for Generation IV Nuclear Energy Systems, U.S. Department of Energy, 2002

32. Well-to-Wheel Analysis of Future Automotive Fuels and Powertrains in the European Context, CONCAWE, EUCAR, EC Joint Research Commission, 2005. European Climate Change Program – Long Report, 2001

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2006

Printed entirely on recycled paper

SP-116

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298
972 444 1478 Telephone
972 444 1432 Facsimile
james.e.parsons@exxonmobil.com

James Earl Parsons
Counsel

ExxonMobil

January 20, 2006

VIA NETWORK COURIER
U. S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: Securities Exchange Act of 1934 -- Section 14(a); Rule 14a-8
Omission of shareholder proposal regarding low-carbon leadership

Gentlemen and Ladies:

Enclosed as Exhibit 1 are copies of correspondence between the Province of Saint Joseph of the Capuchin Order, together with co-filers, and Exxon Mobil Corporation regarding a shareholder proposal for ExxonMobil's upcoming annual meeting. ExxonMobil intends to omit the proposal from the proxy material for the meeting for the reasons given below. To the extent this letter raises legal issues, this letter is my opinion as Counsel for ExxonMobil.

Proposal has already been substantially implemented.

The proposal basically requests that ExxonMobil make it a policy to be an industry leader (i) in reducing greenhouse gas emissions from our own current operations and products and (ii) in developing future technology that would reduce the carbon component of energy production.

Both elements of the proposal already represent fundamental elements of ExxonMobil policy as explained in detail in numerous company publications, including our Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy issued in February of 2004 (the "2004 Report"). A copy of the 2004 Report is enclosed as Exhibit 2.

As part of ExxonMobil's ongoing effort to keep shareholders and the public informed of our views and actions on these important issues, we are also in the process of finalizing a new report (the "2006 Report") that will provide comprehensive current information on a number of related issues, including ExxonMobil's long-term energy outlook; our approach to greenhouse gas reduction; our research and technology efforts; and how we are protecting shareholder interests in a changing business, regulatory and public opinion environment. Among other things, the 2006 Report will build on feedback we received from the 2004 Report and will include new material intended to respond to issues and questions raised in meetings with investors; in shareholder letters and email to the company and its directors; and in new and repeat shareholder proposals, including the current proposal regarding low-carbon leadership.

The 2006 Report is expected to be available shortly. In order to meet the deadline for filing no-action letter requests under Rule 14a-8(j)(1), it is necessary for us to submit this letter prior to finalization of the 2006 Report. However, as we did in connection with the 2004 annual meeting when we faced similar timing constraints, we will provide copies of the new 2006 Report to the SEC staff and the proponent by overnight delivery service as soon as possible after final approval.[1]

The 2004 Report is available on ExxonMobil's website at www.exxonmobil.com and is available on request to any shareholder or other interested person free of charge. Once finalized, the 2006 Report will be made public in similar fashion.

Although we believe the 2006 Report will contain important new information regarding the subject matter of this shareholder proposal, we believe the 2004 Report already demonstrates ExxonMobil's leadership in reducing greenhouse gas emissions from our own operations and products and developing future low-carbon technologies.

As the 2004 Report describes under the heading "Addressing Greenhouse Gas Emissions" on pages 10 through 15, ExxonMobil is deeply committed to improving efficiency and reducing emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

---

[1] A similar process was followed in connection with ExxonMobil's 2004 annual meeting, for which the 14a-8(j)(1) deadline also preceded finalization of the original 2004 Report. The 2004 Report was finalized and provided to the staff and the proponent approximately two weeks after the initial no-action letter request. The staff concurred that two shareholder proposals submitted that year could be omitted under Rule 14a-8(i)(10) in reliance on the 2004 Report. See Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on company's response to rising pressures to reduce greenhouse gas emissions) and Exxon Mobil Corporation (available March 18, 2004) (allowing exclusion of proposal to report on renewable energy plans). We appreciate that the staff was able to accommodate our timing constraints in 2004 and respectfully request similar accommodation this year as we strive to respond to this year's shareholder proposals in as timely a manner as practicable.

As the 2004 Report details, our commitment to emission reduction includes nearer- term initiatives (see pp. 11 - 12) such as

- Our Global Energy Management System, through which our refineries in North America alone have been improving their energy efficiency at a rate that is three times better than the industry average;
- Cogeneration, through which we have already reduced carbon dioxide emissions by almost 7 million tons per year from what they otherwise would have been (with 80 cogeneration facilities at 30 worldwide locations and plans to expand cogeneration capacity another 30% through $1 billion of new investment);
- Flare reduction, where we have initiated a project to eliminate gas flaring in Nigeria (reducing greenhouse gas emissions by more than 5 million gross tons per year from what they otherwise would have been) and are part of the World Bank Gas Flaring Reduction Partnership; and
- Emissions reporting, where we are actively promoting transparency and comparability across companies and industries by helping develop consistent measurement methodologies and reporting guidelines.

Over the medium-term (see pp. 12 - 14), we are deeply involved in increasing the supply of cleaner burning (relative to oil, coal, and other hydrocarbon sources) natural gas, including through development of leading-edge LNG technology; are working with the automotive industry to develop more efficient, cleaner-burning fuel and engine systems; and are developing lighter weight materials and improved lubricants that will also increase efficiency and reduce vehicle emissions.

Finally, over the longer-term (see pp. 14 - 15), we are investing heavily in innovative and far-reaching research projects designed to accelerate the development of breakthrough technologies that will substantially reduce greenhouse gas emissions.

As ExxonMobil has consistently explained, we believe technological breakthroughs, not simply expanded scale of existing technologies, are the key to unlocking the potential of alternative low-carbon energy technologies. Consistent with this view, the 2006 Report will include discussion of our efforts with respect to breakthrough technologies. Specific areas of discussion and comparison will include carbon capture and storage as well as non-carbon energy technologies such as hydrogen; wind and solar; gasification; and advanced nuclear technologies. The new Report will also include information on the progress of our $100 million investment in Stanford University's Global Climate and Energy Project.

We believe it is clear, to paraphrase the supporting statement for the proposal, that ExxonMobil is "a leader, not a laggard" in addressing the risk of greenhouse gas emissions on a long-term global basis. As the table on page 8 of the 2004 Report graphically illustrates, ExxonMobil holds a significant leadership position over our competitors in technology investment. The 2006 Report will show that this leadership continues.

To the extent the proposal appears to suggest that ExxonMobil invest in current non-carbon businesses, the 2004 Report explains why the Board, after careful consideration, has concluded that such investments would not be in the best interest of our shareholders at this time. See ExxonMobil's long-range energy forecast detailed in the 2004 Report on pages 2 through 5; the explanation of our approach to making investments detailed on pages 6 through 8; and our assessment of the viability of current renewable energy alternatives as detailed on pages 16 through 19.

The 2006 Report will update our long-term outlook for future energy demand and will include information on the practical and economic issues involved in current alternative energy projects. The 2006 Report will also discuss our approach to investments and the ways we are responding to political and technical risks, potential regulatory changes, business and societal trends, and other changing conditions involving greenhouse gas emissions.

The bottom line, as we believe the 2004 Report already makes clear and the 2006 Report will demonstrate further, is that ExxonMobil is already pursuing a policy of leading rather than following in the achievement of a low-carbon energy future. We thus believe the proposal has been substantially implemented and may be omitted from the proxy material for our 2006 annual meeting under Rule 14a-8(i)(10). See Exxon Mobil Corporation (available March 18, 2004), also cited in footnote 1 above. In that letter, the SEC staff agreed that a proposal requesting a report on how ExxonMobil is responding to pressures to significantly reduce carbon dioxide and other greenhouse gas emissions was excludable from ExxonMobil's proxy material under Rule 14a-8(i)(10) on the basis of the 2004 Report.

Proposal relates to ordinary business.

As the correspondence from the proponent indicates, ExxonMobil has met with the proponent to explain our policies and actions and in fact the proponent appears generally supportive of our efforts. A key point of the proposal appears to be less the substance of what ExxonMobil is doing but the public perception of our position. Obviously, we are working to change public misperceptions through publication of materials such as the 2004 Report and the pending 2006 Report, as well as through direct dialogue with investors and opinion leaders. To the extent the proposal urges ExxonMobil to invest in particular current business projects, whether as a matter of investment return or public relations, the proposal crosses into the realm of ordinary business (i.e., allocation of investment to particular projects and management of public relations). See Ford Motor Company (available March 7, 2005) (proposal that company adopt a mission to achieve "Best-In-Class" world-class performance throughout the company's operations could be excluded under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., business practices and policies)).

Please feel free to call me directly at 972-444-1478 if you have any questions or require additional information. In my absence, please call Lisa K. Bork at 972-444-1473. A copy of this letter and enclosures is being sent to the proponent and co-proponents. Please file-stamp the enclosed copy of this letter and return it to me in the enclosed self-addressed postage-paid envelope. In accordance with SEC rules, I also enclose five additional copies of this letter and enclosures.

Sincerely,

James E. Parsons

JEP:clh
Enclosures

Distribution List

Proponent:

Reverend Michael H. Crosby, OFMCap
Corporate Responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233
fax: 414-271-0637

Co-Proponent:

Ms. Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115
fax: 517-266-3524

Mr. Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109
fax: 617-720-5005

Ms. Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739
fax: 415-438-5724

Corporate Responsibility Office

Province of Saint Joseph of the Capuchin Order

1015 North Ninth Street
Milwaukee WI 53233
Phone 414-271-0735
FAX: 414-271-0637
Cell: 414-406-1265
mikecrosby@aol.com

December 12, 2005

RECEIVED BY
OFFICE OF THE CHAIRMAN

DEC 12 2005

Routed For Action to:________
Informational Copy to:________

Lee R. Raymond, Chief Executive Officer
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Dear Mr. Raymond:

In recent dialogue with XOM executives, managers and Brian Flannery, I hear a new position regarding its position on climate change (CC). Listening with them to MIT's Dr. Ronald Prinn and his Integrated Global System Model has helped me get this sense; I'm glad XOM is a sponsor. I understand XOM executives accept Dr. Prinn's position, along with the "very significant majority of scientists doing" CC research, who believe that CC is occurring, that greenhouse gas emissions contribute to global warming and, even though not publicly admitting the contribution of fossil fuel burning, admit CC entails risks. While you object to Kyoto, I'm glad you'll meet its goals where such are required. If XOM shows how it will do this, it may moot last year's resolution which got an unprecedented vote. Also, having shared our concerns for years about XOM's funding groups (i.e., AEI, the Acton Institute) that have criticized science about CC, our resolutions and solutions offered, I'm glad, from follow-up with Ken Cohen, that they will be told of XOM's current stance.

Despite the above, there still seems to be a large disconnect between the science and the risk and the public perception regarding XOM's response. As shareholders, we want XOM's management, from you on down, committed to be a pro-active leader in bringing about the needed changes to make our world less-reliant on polluting forms of energy. Thus the enclosed.

The Province of St. Joseph of the Capuchin Order has owned at least 200 shares of ExxonMobil Corporation common stock for over one year and will be holding this stock through next year's annual meeting which I plan to attend in person or by proxy. You will be receiving verification of our ownership from our Custodian under separate cover, dated December 12, 2005. I am authorized, as Corporate Responsibility Agent of the Province, to file the enclosed resolution for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do this according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

Given the productive dialogue that has started, I hope we can come to a mutually beneficial way of addressing the issue that would lead us to withdraw the enclosed resolution.

Sincerely yours,

(Rev) Michael H. Crosby, OFMCap
Corporate Responsibility Agent

SHAREHOLDER PROPOSAL

DEC 13 2005

NO. OF SHARES________
DISTRIBUTION: HHH: FLR: REG:

EXXONMOBIL

Creating a Policy toward Recognized Leadership in a Low-Carbon Energy Future

WHEREAS ExxonMobil (XOM) acknowledges scientific data evidencing extensive global warming (GW). It agrees a significant human factor contributing to GW are greenhouse gases (GHG). It acknowledges the risks involved demand action to reverse GW trends.

Evidencing its commitment to reduce GHG, XOM sees itself as an industry leader in emission reduction in its operations. It believes its investment in R&D toward cleaner fuels, including cogeneration facilities here and abroad, equals, if not exceeds its competitors. It will fully comply with Kyoto Regulations for the 2005-2007 period in the 10 Kyoto Protocol countries (representing 80 facilities) where it operates.

Despite such admissions and actions, XOM is still publicly perceived as making behind-the-scenes efforts with governments to maintain the "status quo." It is seen to be resistant in realizing an energy-based economy less reliant on fossil fuel combustion. Meanwhile its competitors continually make major commitments to impact public legislation for incentives that will move our economy into a more non-GHG energy-base while they commit themselves to large investments in this direction. For instance, BP announced plans (11.28.05) "to double its investment in alternative and renewable energies to create a new low-carbon power business with growth potential to deliver revenues of around $6 billion a year within the next decade." Lord Browne, BP CEO, highlighted the *fiscal returns* anticipated: "Consistent with our strategy, we are determined to add to the choice of available energies for a world concerned about the environment, and we believe we can do so in a way that will yield robust returns."

Given the above, while supporting XOM efforts to reduce the negative impact of GHG in its own operations, the proponents of this resolution believe XOM's management has failed to offer creative solutions commensurate with the serious risks regarding GW. We want XOM to be recognized as a leader, not a laggard, in bringing about, as quickly as possible, the development of broad-based, global policies and practices that will result in innovative, non-GHG-emitting technologies, including non-polluting, non-carbon based energy sources.

A 2004 *McKinsey Quarterly Report*, "Preparing for a Low-Carbon Future," states. "Working to delay or derail regulations sends the wrong message to concerned shareholders and could leave management unprepared for inevitable changes in the regulatory environment and in the resulting industry economics. By helping to shape the regulations, executives can reduce the level of uncertainty and make the rules as clear and fair to their industry as possible."

RESOLVED: shareholders request the Board to establish policies designed to achieve the long-term goal of making ExxonMobil the recognized leader in low-carbon emissions in both our production and products.

Supporting Statement

The proponents of the resolution assume that such policies would be created in ways that would not adversely affect our competitive edge. Supporting this resolution will move ExxonMobil to be more proactive in making our planet healthier for all and in avoiding the dangers identified in the *McKinsey Report*. If you agree, please vote for this resolution. Thank you.

2006XOMPolicyMakingXOMLeader12.12.06 499 words, excluding titles

Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039-2298

Henry H. Hubble
Vice President, Investor Relations
and Secretary

ExxonMobil

December 16, 2005

VIA UPS - OVERNIGHT DELIVERY

Reverend Michael H. Crosby, OFMCap
Corporate responsibility Agent
Province of St. Joseph of the Capuchin Order
1015 North Ninth Street
Milwaukee, WI 53233

Dear Reverend Crosby:

This will acknowledge receipt of the proposal concerning an emissions policy, which you have submitted on behalf of the Province of St. Joseph of the Capuchin Order in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 12, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 12, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

You should note that, if your proposal is not withdrawn or excluded, you or your representative, who is qualified under New Jersey law to present the proposal on your behalf, must attend the annual meeting in person to present the proposal.

If you intend for a representative to present your proposal, you must provide documentation signed by you that specifically identifies your intended representative by name and specifically authorizes the representative to present the shareholder proposal on your behalf at the annual meeting. A copy of this authorization meeting state law requirements should be sent to my attention in advance of the meeting. Your authorized representative should also bring an original signed copy of the authorization to the meeting and present it at the admissions desk, together with photo identification if requested, so that our counsel may verify the representative's authority to act on your behalf prior to the start of the meeting.

In the event that there are co-filers for this proposal and in light of the recent SEC staff legal bulletin 14C dealing with co-filers of shareholder proposals, we will be requesting each co-filer to provide us with clear documentation confirming your designation to act as lead filer and granting you authority to agree to modifications and/or withdrawal of the proposal on the co-filer's behalf. Obtaining this documentation will be in both your interest and ours. Without clear documentation from all co-filers confirming and delineating your authority as representative of the filing group, and considering the recent SEC staff guidance, it will be difficult for us to engage in productive dialogue concerning this proposal.

We are interested in discussing this proposal with you and will contact you in the near future.

Sincerely,

Enclosure

The BANK of NEW YORK.

The Bank of New York
111 Sanders Creek Parkway
East Syracuse, NY 13057

Attn: Scott McNulty

The Bank of New York

SHAREHOLDER PROPOSAL

Verification of Stock Owner Ship

DEC 28 2005

Province of St Joseph of the Capuchin Order

NO. OF SHARES ____________
DISTRIBUTION: HHH: FLR: REG: JEP: DGH: SMD

+ Dec 12, 2005

December 19, 2005

RECEIVED
DEC 28 2005
H. H. HUBBLE

Exxon Mobil
Mr. Henry H. Hubble
Vice President Investor Relations
5959 Las Colinas Blvd
Irving, TX 75039-2298

Province of St Joseph of the Capuchin Order
Account #000794603

Holding in

Exxon Mobil., as of 12/19/2005,

Ownership over one year and prior to January 31, 2003
CUSIP #302316102
Units: 400.00

Sincerely,

Scott R. McNulty

Scott R. McNulty
Administrator

Corporate Responsibility Program

Serving Concerned Institutional Investors in Wisconsin, Iowa, and Minnesota
Members of the Wisconsin and Minnesota Coalitions, ICCR

1015 North Ninth Street
Milwaukee WI 53233
Phone 414/271-0735
FAX: 414/271-0637
mikecrosby@aol.com

December 12, 2005

Mr. Scott McNulty
Bank of New York
111 Sanders Creek Parkway
East Syracuse, New York 13057

Dear Mr. McNulty:

Enclosed is a stock resolution letter which was sent to ExxonMobil Corporation. The Company requires verification of stock ownership by The Province of St. Joseph of the Capuchin Order for over a year as of December 12, 2005. Please date your letter December 12, 2005.

Please send the verification directly to ExxonMobil Corporation with a copy to me at the above address. Your immediate response to this request will be appreciated. If you have any questions, please let me know.

Sincerely,

Liz Wisniewski
Office Manager for
Michael Crosby, OFMCap

ADRIAN DOMINICAN SISTERS
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793
517-266-3400
517-266-3524 fax
www.adriandominicans.org
Portfolio Advisory Board

RECEIVED
DEC 14 2005
H. H. HUBBLE

December 13, 2005

Mr. Lee R. Raymond, CEO
ExxonMobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Dear Mr. Raymond,

The Adrian Dominican Sisters is the beneficial owner of 100 shares of ExxonMobil common stock. We are co-filing the enclosed resolution with the Province of St. Joseph of the Capuchin Order for action at the annual meeting in 2006. We submit it for inclusion in the proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A letter verifying our ownership of ExxonMobil common stock for at least the last twelve months is enclosed. We intend to maintain ownership through the annual meeting.

We continue to be very concerned about the issue of global warming and its impact on our human community, our environment and our economy. The risks involved in not addressing global warming will be costly for the well being of our planet, future generations, and our company's consumers and stockholders.

The Rev. Michael Crosby of the St. Joseph Province of the Capuchin Order will serve as the primary contact for the co-filers.

Sincerely,

Sister Judy Byron, OP

Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters

Encl. Resolution
Verification of Ownership

Please send correspondence to: Judy Byron, OP
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

SHAREHOLDER PROPOSAL
DEC 14 2005
NO. OF SHARES____________
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

EXXONMOBIL

Creating a Policy toward Recognized Leadership in a Low-Carbon Energy Future

WHEREAS ExxonMobil (XOM) acknowledges scientific data evidencing extensive global warming (GW). It agrees a significant human factor contributing to GW are greenhouse gases (GHG). It acknowledges the risks involved demand action to reverse GW trends.

Evidencing its commitment to reduce GHG, XOM sees itself as an industry leader in emission reduction in its operations. It believes its investment in R&D toward cleaner fuels, including cogeneration facilities here and abroad, equals, if not exceeds its competitors. It will fully comply with Kyoto Regulations for the 2005-2007 period in the 10 Kyoto Protocol countries (representing 80 facilities) where it operates.

Despite such admissions and actions, XOM is still publicly perceived as making behind-the-scenes efforts with governments to maintain the "status quo." It is seen to be resistant in realizing an energy-based economy less reliant on fossil fuel combustion. Meanwhile its competitors continually make major commitments to impact public legislation for incentives that will move our economy into a more non-GHG energy-base while they commit themselves to large investments in this direction. For instance, BP announced plans (11.28.05) "to double its investment in alternative and renewable energies to create a new low-carbon power business with growth potential to deliver revenues of around $6 billion a year within the next decade." Lord Browne, BP CEO, highlighted the *fiscal returns* anticipated: "Consistent with our strategy, we are determined to add to the choice of available energies for a world concerned about the environment, and we believe we can do so in a way that will yield robust returns."

Given the above, while supporting XOM efforts to reduce the negative impact of GHG in its own operations, the proponents of this resolution believe XOM's management has failed to offer creative solutions commensurate with the serious risks regarding GW. We want XOM to be recognized as a leader, not a laggard, in bringing about, as quickly as possible, the development of broad-based, global policies and practices that will result in innovative, non-GHG-emitting technologies, including non-polluting, non-carbon based energy sources.

A 2004 *McKinsey Quarterly Report*, "Preparing for a Low-Carbon Future," states. "Working to delay or derail regulations sends the wrong message to concerned shareholders and could leave management unprepared for inevitable changes in the regulatory environment and in the resulting industry economics. By helping to shape the regulations, executives can reduce the level of uncertainty and make the rules as clear and fair to their industry as possible."

RESOLVED: shareholders request the Board to establish policies designed to achieve the long-term goal of making ExxonMobil the recognized leader in low-carbon emissions in both our production and products.

Supporting Statement

The proponents of the resolution assume that such policies would be created in ways that would not adversely affect our competitive edge. Supporting this resolution will move ExxonMobil to be more proactive in making our planet healthier for all and in avoiding the dangers identified in the *McKinsey Report*. If you agree, please vote for this resolution. Thank you.

2006XOMPolicyMakingXOMLeader12.12.06Final 499 words, excluding titles

Comerica

Wealth & Institutional Management

Comerica Bank

Institutional Trust
Client Administration M/C 3462
P. O. Box 75000
Detroit, Michigan 48275
FAX (313) 222-7041

December 13, 2005

Ms. Margaret Weber
Coordinator of Corporate Responsibility
Portfolio Advisory Board
Adrian Dominican Sisters
1257 East Siena Heights Drive
Adrian, Michigan 49221-1793

RE: ADRIAN DOMINICAN SISTERS - SHAREHOLDER ACCOUNT # 02-01-100-0291730

Dear Margaret:

In regard to your request for a verification of holdings, the above referenced account currently holds 100 shares of EXXON MOBIL CORPORATION common stock. The attached list indicates the date the stock was acquired.

Please feel free to contact me should you have any additional questions or concerns.

Sincerely,

Karen

Karen L. Moncrieff
Vice President
(313) 222-7092

```
TA11 ____ __ AC 0291730 BK 02 01 100 AS __ 30231G102 NA ______ ______ TH ______
K1 ____________________ MG ____ K2 ____________________          ____ ID
11/30                                                                  12:54
                    - LOT DETAIL -
ADRIAN DOM SIS-SHAREHOLDER ACT        EXXON MOBIL CORPORATION
  OFFER TO BUY
PRIN CASH       120,031.25            PRICE           58.34000   11/29/05
YTD ST GL         1,151.12            INC RATE         1.160000000
YTD MT GL              .00            WRITE DOWN 2 LIFO
YTD LT GL         2,804.18            INV 176 DIRECTED BY CUSTOMER
ADM 043 KAREN MONCRIEFF               RS 12  WH 12 UNT           100.0000
 ACQ-DT     LOT-NO    CB    INVEST    FED/STATE       UNITS/COST    UNREALIZED
11/24/03 2003328000  0                 3,576.00        100.0000          2,258 P
                                                        35.760

  *** TOTAL ***        3,576.00
```

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Ms. Judy Byron, OP
Board of Directors, Portfolio Advisory Board
Adrian Dominican Sisters
1216 NE 65th Street
Seattle, WA 98115

Dear Ms. Byron:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of the Adrian Dominican Sisters the proposal previously submitted by Reverend Michael Crosby concerning an emissions policy in connection with ExxonMobil's 2006 annual meeting of shareholders. By copy of a letter from Commerica Bank, share ownership has been verified.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby

Enclosure

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Judy Byron

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Judy Byron

Judy Byron

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Mr. Henry H. Hubble Vice President, Investor Relations and Secretary	FROM: Steven Heim
COMPANY: Exxon Mobil Corp.	DATE: DECEMBER 14, 2005
FAX NUMBER: 972-444-1505	TOTAL NO. OF PAGES INCLUDING COVER: 3
PHONE NUMBER: 972-444-1157	SENDER'S REFERENCE NUMBER:
RE: Shareholder proposal by Brethren Benefit Trust, Inc. re Company policies for non polluting production and products	YOUR REFERENCE NUMBER:

☐ URGENT ☑ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

84 STATE STREET, SUITE 1000 BOSTON, MA 02109 TEL: (617) 720-5557 FAX: (617) 720-5665
WWW.BOSTONCOMMONASSET.COM

BOSTON COMMON
ASSET MANAGEMENT, LLC

December 14, 2005

Mr. Henry H. Hubble
Vice President, Investor Relations and Secretary
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, TX 75039-2298

By Facsimile and FedEx Next Day Air

Dear Mr. Hubble:

Boston Common Asset Management, LLC (Boston Common) is an investment manager that serves investors concerned about the social and environmental impact, as well as the financial return, of their investments. Our client the Brethren Benefit Trust, Inc., (BBT), the financial arm of the Church of the Brethren, holds a total of approximately 42,024 shares of Exxon Mobil Corporation common stock. BBT has authorized us to file the enclosed shareholder proposal on their behalf. As a religiously sponsored organization, BBT seeks to reflect its values, principles and mission in its investment decisions.

Therefore, we are submitting the enclosed shareholder proposal for inclusion in the 2006 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 (the "Act"). BBT is the beneficial owner, as defined in Rule 13d-3 of the Act, of 42,024 shares of Exxon Mobil Corporation common stock. BBT has held at least $2,000 in market value of these securities for more than one year as of the filing date and will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting. Verification of ownership will be provided shortly under separate cover. We are co-sponsoring this resolution with the primary filer, The Province of St. Joseph of the Capuchin Order. A representative of the filers will attend the stockholders' meeting to move the resolution as required.

We look forward to hearing from you. We would appreciate it if you would please copy us correspondence related to this matter. I can be reached by phone at (617) 720-5557, or via email at sheim@bostoncommonasset.com, if you have any questions.

Sincerely,

Steven Heim

Steven Heim
Director of Social Research

Encl. Resolution Text
cc: Will Thomas, Director of Foundation Operations, The Brethren Benefit Trust, Inc.

SHAREHOLDER PROPOSAL

DEC 14 2005

NO. OF SHARES ______
DISTRIBUTION: HHH: FLR: REG:
JEP: DGH: SMD

Boston Common Asset Management, LLC 84 State Street, Suite 1000, Boston MA 02109 Tel: (617) 720 5557 Fax: (617) 720 5665 www.bostoncommonasset.cor

EXXONMOBIL

Creating a Policy toward Recognized Leadership in a Low-Carbon Energy Future

WHEREAS ExxonMobil (XOM) acknowledges scientific data evidencing extensive global warming (GW). It agrees a significant human factor contributing to GW are greenhouse gases (GHG). It acknowledges the risks involved demand action to reverse GW trends.

Evidencing its commitment to reduce GHG, XOM sees itself as an industry leader in emission reduction in its operations. It believes its investment in R&D toward cleaner fuels, including cogeneration facilities here and abroad, equals, if not exceeds its competitors. It will fully comply with Kyoto Regulations for the 2005-2007 period in the 10 Kyoto Protocol countries (representing 80 facilities) where it operates.

Despite such admissions and actions, XOM is still publicly perceived as making behind-the-scenes efforts with governments to maintain the "status quo." It is seen to be resistant in realizing an energy-based economy less reliant on fossil fuel combustion. Meanwhile its competitors continually make major commitments to impact public legislation for incentives that will move our economy into a more non-GHG energy-base while they commit themselves to large investments in this direction. For instance, BP announced plans (11.28.05) "to double its investment in alternative and renewable energies to create a new low-carbon power business with growth potential to deliver revenues of around $6 billion a year within the next decade." Lord Browne, BP CEO, highlighted the *fiscal returns* anticipated: "Consistent with our strategy, we are determined to add to the choice of available energies for a world concerned about the environment, and we believe we can do so in a way that will yield robust returns."

Given the above, while supporting XOM efforts to reduce the negative impact of GHG in its own operations, the proponents of this resolution believe XOM's management has failed to offer creative solutions commensurate with the serious risks regarding GW. We want XOM to be recognized as a leader, not a laggard, in bringing about, as quickly as possible, the development of broad-based, global policies and practices that will result in innovative, non-GHG-emitting technologies, including non-polluting, non-carbon based energy sources.

A 2004 *McKinsey Quarterly Report*, "Preparing for a Low-Carbon Future," states. "Working to delay or derail regulations sends the wrong message to concerned shareholders and could leave management unprepared for inevitable changes in the regulatory environment and in the resulting industry economics. By helping to shape the regulations, executives can reduce the level of uncertainty and make the rules as clear and fair to their industry as possible."

RESOLVED: shareholders request the Board to establish policies designed to achieve the long-term goal of making ExxonMobil the recognized leader in low-carbon emissions in both our production and products.

Supporting Statement

The proponents of the resolution assume that such policies would be created in ways that would not adversely affect our competitive edge. Supporting this resolution will move ExxonMobil to be more proactive in making our planet healthier for all and in avoiding the dangers identified in the *McKinsey Report*. If you agree, please vote for this resolution. Thank you.

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Mr. Steven Heim
Director of Social Research
Boston Common Asset Management, LLC
84 State Street, Suite 1000
Boston, MA 02109

Dear Mr. Heim:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Brethren Benefit Trust, Inc. the proposal previously submitted by Reverend Michael Crosby concerning an emissions policy in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 14, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 14, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby

Enclosures

BOSTON COMMON
ASSET MANAGEMENT

FACSIMILE TRANSMITTAL SHEET

TO: Mr. David Henry, Section Head, Shareholdet Relations	FROM: Steven Heim
COMPANY: Exxon Mobil Corp.	DATE: DECEMBER 22, 2005
FAX NUMBER: 972-444-1505	TOTAL NO. OF PAGES INCLUDING COVER: 2
PHONE NUMBER: 972-444-1157	SENDER'S REFERENCE NUMBER:
RE: Proof of Ownership	YOUR REFERENCE NUMBER:

☐ URGENT ☐ FOR REVIEW ☐ PLEASE COMMENT ☐ PLEASE REPLY ☐ PLEASE RECYCLE

NOTES/COMMENTS:

Dear Mr. Henry:

Enclosed please find proof of share ownership as requested by you on December 16, 2005.
This is in regards to our shareholder proposal co-filed on behalf of the Brethren Benefit Trust and led my Michael Crosby.

Sincerely,

Steven Heim
Director of Social Research

84 STATE STREET, SUITE 1000 BOSTON, MA 02109 TEL: (617) 720-5557 FAX: (617) 720-5665
WWW.BOSTONCOMMONASSET.COM

LaSalle Bank
ABN AMRO

LaSalle Bank N.A.
135 South LaSalle Street
Chicago, Illinois 60603
(312) 904-2000

December 20, 2005

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corp
5959 Las Colinas Boulevard
Irving, Texas 75039

RE: Shareholder proposal by Brethren Benefit Trust Inc.

Dear Mr. Henry:

LaSalle Bank is the custodian and record holder for the Brethren Benefit Trust Inc. (BBT).

We are writing to affirm that BBT currently owns 42,024 shares of Exxon Mobil Corporation common stock. 29,559 shares are held in the Brethren Benefit Trust, Inc. Pension Fund (Account: 6401000135), and 12,465 shares are held through the Brethren Foundation, Inc. (Account: 6401000123). BBT has beneficial ownership of at least one percent or $2,000 in market value of the voting securities of Exxon Mobil Corporation and such beneficial ownership has existed for one or more years, at the time the shareholder proposal was submitted, December 14, 2005, in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934, and that it will continue to hold at least the requisite number of shares for proxy resolutions through the stockholders' meeting.

Sincerely,

Michael Maratea
First Vice President

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Steven Heim

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Steven Heim

Steven Heim

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

December 13, 2005

Exxon Mobil Corporation
Lee R. Raymond
Chief Executive Officer
5959 Las Colinas Boulevard
Irving, TX 75039-2298

Re: **Shareholder Proposal** for 2006 Annual Meeting

Dear Mr. Raymond:

Catholic Healthcare West (CHW) is a health care delivery system serving communities in the western United States. As a religiously sponsored organization, CHW seeks to reflect its values, principles and mission in its investment decisions.

Catholic Healthcare West has owned at least 200 shares of ExxonMobil corporation common stock for over one year. We will hold this stock through next year's annual meeting which I will attend in person or by proxy. You will receive official verification of our ownership of this stock, dated December 13, 2005 under separate cover. I am authorized to co-file the enclosed resolution with the Province of St. Joseph of the Capuchin Order for inclusion in the proxy statement for the next annual meeting of ExxonMobil shareholders. I do this according to Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 and for consideration and action by the shareholders at the next annual meeting.

I hope the time between your reception of the enclosed and the printing of the proxy might find constructive dialogue that would lead us to want to withdraw the resolution.

Sincerely,

Sr. Susan Vickers

Susan Vickers, RSM
VP Community Health

Encl.

Cc: Michael Crosby, OFM, CAP, Province of St. Joseph of the Capuchin Order
Leslie Lower, ICCR

SHAREHOLDER PROPOSAL

DEC 1 4 2005

NO. OF SHARES__________
DISTRIBUTION: HHH: FLR: REG:

EXXONMOBIL

Creating a Policy toward Recognized Leadership in a Low-Carbon Energy Future

WHEREAS ExxonMobil (XOM) acknowledges scientific data evidencing extensive global warming (GW). It agrees a significant human factor contributing to GW are greenhouse gases (GHG). It acknowledges the risks involved demand action to reverse GW trends.

Evidencing its commitment to reduce GHG, XOM sees itself as an industry leader in emission reduction in its operations. It believes its investment in R&D toward cleaner fuels, including cogeneration facilities here and abroad, equals, if not exceeds its competitors. It will fully comply with Kyoto Regulations for the 2005-2007 period in the 10 Kyoto Protocol countries (representing 80 facilities) where it operates.

Despite such admissions and actions, XOM is still publicly perceived as making behind-the-scenes efforts with governments to maintain the "status quo." It is seen to be resistant in realizing an energy-based economy less reliant on fossil fuel combustion. Meanwhile its competitors continually make major commitments to impact public legislation for incentives that will move our economy into a more non-GHG energy-base while they commit themselves to large investments in this direction. For instance, BP announced plans (11.28.05) "to double its investment in alternative and renewable energies to create a new low-carbon power business with growth potential to deliver revenues of around $6 billion a year within the next decade." Lord Browne, BP CEO, highlighted the *fiscal returns* anticipated: "Consistent with our strategy, we are determined to add to the choice of available energies for a world concerned about the environment, and we believe we can do so in a way that will yield robust returns."

Given the above, while supporting XOM efforts to reduce the negative impact of GHG in its own operations, the proponents of this resolution believe XOM's management has failed to offer creative solutions commensurate with the serious risks regarding GW. We want XOM to be recognized as a leader, not a laggard, in bringing about, as quickly as possible, the development of broad-based, global policies and practices that will result in innovative, non-GHG-emitting technologies, including non-polluting, non-carbon based energy sources.

A 2004 *McKinsey Quarterly Report*, "Preparing for a Low-Carbon Future," states. "Working to delay or derail regulations sends the wrong message to concerned shareholders and could leave management unprepared for inevitable changes in the regulatory environment and in the resulting industry economics. By helping to shape the regulations, executives can reduce the level of uncertainty and make the rules as clear and fair to their industry as possible."

RESOLVED: shareholders request the Board to establish policies designed to achieve the long-term goal of making ExxonMobil the recognized leader in low-carbon emissions in both our production and products.

Supporting Statement

The proponents of the resolution assume that such policies would be created in ways that would not adversely affect our competitive edge. Supporting this resolution will move ExxonMobil to be more proactive in making our planet healthier for all and in avoiding the dangers identified in the *McKinsey Report*. If you agree, please vote for this resolution. Thank you.

2006XOMPolicyMakingXOMLeader12.12.06Final 499 words, excluding titles

Exxon Mobil Corporation
Investor Relations
5959 Las Colinas Boulevard
Irving, Texas 75039

ExxonMobil

December 16, 2005

VIA UPS OVERNIGHT DELIVERY

Ms. Susan Vickers, RSM
Vice President Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107-1739

Dear Ms. Vickers:

This will acknowledge receipt of your letter indicating that you wish to co-file on behalf of Catholic Healthcare West the proposal previously submitted by Reverend Michael Crosby concerning an emissions policy in connection with ExxonMobil's 2006 annual meeting of shareholders. However, as noted in your letter, proof of share ownership was not included with your submission.

Rule 14a-8 (copy enclosed) requires that, in order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value of the company's securities entitled to vote at the meeting for at least one year by the date you submit a proposal. Since you do not appear on our records as a registered shareholder, you must submit proof that you meet these eligibility requirements, such as by providing a statement from the record holder (for example, a bank or broker) of securities that you may own beneficially. Note in particular that your proof of ownership (1) must be provided by the holder of record; (2) must indicate that you owned the required amount of securities as of December 13, 2005, the date of submission of the proposal; (3) must state that you have continuously owned the securities for at least 12 months prior to December 13, 2005; and (4) must be dated on or after the date of submission. See paragraph (b)(2) of Rule 14a-8 (Question 2) for more information on ways to prove eligibility.

Your response adequately correcting this problem must be postmarked or transmitted electronically to us no later than 14 days from the date you receive this notification.

In accordance with SEC staff legal bulletins dealing with "co-filers" of shareholder proposals, we ask that you complete and return the enclosed form so that we may have, and be able to provide the SEC staff, clear documentation indicating which filer is designated to act as lead filer and granting the lead filer authority to agree to modifications and/or a withdrawal of the proposal on your behalf. Without this documentation clarifying the role of the lead filer as representative of the filing group, it will be difficult for us to engage in productive dialogue concerning this proposal.

Sincerely,

Dave Henry

David G. Henry
Section Head
Shareholder Relations

c: Reverend Michael Crosby

Enclosures

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

____

Susan Vickers

Catholic Healthcare West
CHW

185 Berry Street, Suite 300
San Francisco, CA 94107-1739
(415) 438-5500 *telephone*
(415) 438-5724 *facsimile*
www.chwHEALTH.org

December 20, 2005

David G. Henry
Section Head
Exxon Mobil Corporation
5959 Las Colinas Boulevard
Irving, Texas 75039

Dear Mr. Henry,

Please find enclosed a letter confirming Catholic Healthcare West's ownership of required amount of securities as of December 13, 2005. We will continue to hold ownership until the annual stockholders meeting.

Sincerely,

Susan Vickers

Susan Vickers
Catholic Healthcare West

STATE STREET.
For Everything You Invest In™

Erin Rodriguez
Vice President
Institutional Investor Services
444 South Flower Street
Suite 4500
Los Angeles, CA 90071
Telephone (213) 362-7371
Facsimile (213) 362-7330
eprodriguez@statestreet.com

December 16, 2005

Sr. Susan Vickers
VP Community Health
Catholic Healthcare West
185 Berry Street, Suite 300
San Francisco, CA 94107
Fax #415-591-2404

Re: Verification Letter Exxon Mobil Corp Com

Dear Susan:

Please accept this letter as confirmation that Catholic Healthcare West has owned at least 40,800 shares or $2,000.00 of Esson Mobil Corp Com from December 13, 2004 – December 13, 2005. The December 13, 2005 share position is listed below:

Security	CUSIP	Shares
Exxon Mobil Corp Com	30231G102	40,800

Please let me know if you have any questions.

Regards,

Erin Rodriguez

VIA FACSIMILE: 972-444-1505

Mr. David G. Henry
Section Head, Shareholder Relations
Exxon Mobil Corporation
5959 Las Colinas Blvd.
Irving, TX 75039

Dear Mr. Henry:

Regarding the proposal concerning an emissions policy, which I have co-filed for the 2006 Exxon Mobil Corporation Annual Meeting of Shareholders, I designate Reverend Michael Crosby as the lead filer to act on my behalf for all purposes in connection with this proposal. The lead filer is specifically authorized to engage in discussions with the company concerning the proposal and to agree on modifications or a withdrawal of the proposal on my behalf. In addition, I authorize ExxonMobil and the Securities and Exchange Commission to communicate solely with the above named lead filer as representative of the filer group in connection with any no-action letter or other correspondence.

Sincerely,

Susan Vickers

Susan Vickers

Exhibit 2

ExxonMobil







A Report on Energy Trends, Greenhouse Gas Emissions and Alternative Energy

February 2004

Table of Contents

Projections, targets, expectations, estimates and business plans in this report are forward-looking statements. Actual future results, including energy demand growth and mix; economic development patterns; efficiency gains; resource recoveries; capital expenditures; technological developments; emission reductions; and project plans and schedules could differ materially due to a number of factors. These include changes in market conditions affecting the energy industry; changes in law or government regulation; unexpected technological developments; and other factors discussed in this report and under the heading "Factors Affecting Future Results" in Item 1 of ExxonMobil's latest Form10-K and on our Web site at www.exxonmobil.com. References to resources in this report include quantities of oil and gas that are not yet classified as proved reserves but that, in the case of ExxonMobil figures, we believe will ultimately be produced. Additional information on terms used in this report, including our calculation of Return on Capital Employed, is available through our Web site under the heading "Frequently Used Terms."

Introduction

Governments, our customers and shareholders, and the public at large are deeply interested in the issues related to the supply and cost of energy and the effects of energy use on the environment.

Interest in these subjects is understandable and appropriate because access to reliable, environmentally safe and affordable energy is vital to the economic prosperity and quality of life of people around the world. Our company role is to help provide this energy, and in doing this job well we make a significant contribution to human progress.

In this report we describe what we see as the business challenges and opportunities that are associated with likely energy trends, greenhouse gas emissions and alternative energy options. We also review the actions we are taking now to safeguard shareholder interests and to provide for future business opportunities.

ExxonMobil's approach to investments provides significant assurances to shareholders. Some of the key business considerations that underlie our approach include the use of proven science, a focus on cost/benefit analysis, emphasis on energy conservation and efficiency, strong investment discipline and consistency with our core competencies.

The issues relating to greenhouse gas emissions and alternative energy are complex, and varying points of view exist on how to address these subjects. Complex business issues are not new to our company, and we have gained considerable experience in successfully managing them.

The first section of this report describes the central importance of energy to economic growth and improved standards of living. We present our view of future energy needs and trends. You will read that most experts predict that the world will require about 40 percent more energy in 2020 than today and consumption levels will reach almost 300 million oil-equivalent barrels every day. This is equivalent to the energy required to drive a mid-sized American car 378 billion miles, a distance equivalent to 2,000 round trips between the earth and the sun. Developing reliable, affordable supplies to meet this energy demand will be an enormous challenge. Meeting future demand while taking actions to reduce greenhouse gas emissions will make this challenge even greater.

In the subsequent sections we will describe the specific actions ExxonMobil is taking in response to these challenges, with an emphasis on our plans for reducing greenhouse gas emissions.

In the nearer term, we support energy efficiency and conservation as important strategies that will prolong the availability of current energy resources. For example, we are deeply involved in improving the energy efficiency of our own operations as well as in developments that will help consumers use our products more efficiently.

For the longer term, our research emphasis is on breakthrough ideas applicable to our core business. We are supplementing our internal research through cooperative efforts with universities and research centers and through partnerships with other corporations. We believe that by working closely with leading academics, energy experts and other technologically advanced companies, we will contribute to the development of better answers to meeting the world's future energy needs.

The final section of the report discusses alternative energy options and our views on some of the issues currently existing with large-scale deployment of each of the alternatives. The central message in this section is that we believe investments in *current* renewable energy technology are not economical. As a result, our primary focus with regard to renewables is on research to accelerate the development of future options.

We are publishing this report because we believe it is important to be straightforward and open about our views on issues — such as climate and renewables — that can affect both our business and society. We believe that only by relying on careful business analysis and by speaking with candor can we ensure, over the long run, a positive reputation for the company.

Understanding and projecting energy supply and demand trends are important elements of ExxonMobil's strategic planning process. In fact, recognizing their importance, we have for the past several decades annually produced a comprehensive energy outlook that typically covers the next 20 or more years.

The world's demand for energy is very large and growing. Meeting this demand will present significant challenges.

GDP Growth and Energy Closely Linked
1970-2020

Increasing Energy
Oil-Equivalent Barrels per Day *per 1,000 People*


North America
Africa, Middle East
Eastern Europe, Russia
Western Europe
Latin America
Asia-Pacific

Increasing Income
Thousands of Dollars Gross Domestic Product per Capita

Note: GDP and energy use are shown in logarithmic scale.

Key conclusions from our assessment of the energy outlook include the following:

- Energy use and economic growth are closely linked, as shown in the chart above.[1] The relationship shown is consistent across all regions and countries and represents the trajectory that developing countries will likely follow as they progress toward industrialization. Modern uses of energy are so closely linked to growth because, among many other advantages, they provide the basis for all modern forms of transportation, are needed for both the materials and the processes used in construction, and underpin the mechanization and improved efficiency of agriculture.

- Eighty percent of the energy growth from 2000 through 2020 will be devoted to improving living standards in many parts of the developing world, where about 85 percent of the world's population will live in 20 years.

- By 2020, we expect that the world will require about 40 percent more energy than today. By then the world's consumption is likely to approach 300 million barrels of oil-equivalent energy every single day. We expect that 60 percent of this 2020 demand will continue to come from oil and gas as these primary sources of energy are available in sufficient quantity to meet the world's growth and are, at the same time, the most economical.

Sizable increases in energy demand are projected despite likely continued improvements in energy efficiency. In total, we expect these efficiencies to be about 1 percent per year, because of improved vehicles, power plants, construction standards and other actions. If gains were achieved at only half this rate, the world would consume about 30 million *additional* barrels of oil-equivalent energy per day, close to the amount used by western Europe today.

Meeting higher energy demands will require a portfolio of energy options including oil, gas, coal, nuclear, hydro, biomass, solar and wind.[2] The contribution of each is shown in the three-panel chart at the top of pages 4 and 5.

- The expected contribution of non-petroleum-based energy to meeting world demand is detailed in the chart at top right, page 4. Hydropower will grow, though it is site-limited. Nuclear power is projected to grow at only about 0.4 percent per year, reflecting announcements in several industrial countries, including Germany[3] and the United Kingdom,[4] of expectations regarding the gradual phase-out of nuclear power. The majority of the biomass category is developing countries' use of traditional fuels (wood, dung) and developed countries' use of wood waste and garbage.

How We Develop Our Energy Outlook

To help develop a sound basis for corporate strategies and plans, we employ a team of energy planners dedicated to developing and refining our own long-term outlook. These employees have diverse backgrounds in engineering, marketing, economics, oil and gas exploration, refining and chemicals operations, research and development, and public policy.

In developing our outlook, we utilize a comprehensive database to analyze past economic and energy trends, and to guide future forecasts. The database includes a vast amount of economic and energy data and enables us to assess energy demand, efficiency and conservation, fuel-buying patterns, demographics, and much more. We also develop and use detailed forecasting models and assessment tools to estimate energy demands for major fuels and consuming sectors at a country level.

In forecasting an energy outlook to 2020, some assumptions may be specific to individual countries, whereas others reflect expectations or trends that are independent of political borders. We also consider the relative competitiveness of alternative fuels, and the significant but yet-to-be-achieved advances and deployment of new technologies.

In addition, we incorporate the input of a wide variety of third-party economic and energy experts and work with other companies, including those in the automotive and power-generation sectors.[5] From these services and companies, our energy-planning group builds its knowledge base and — as appropriate — incorporates third-party perspectives into our projections.

By seeking the views of others and consulting with public and private groups interested in energy issues, we find that our energy outlook is fundamentally consistent with those of most knowledgeable experts. This group includes, among others, the International Energy Agency (IEA),[6] U.S. Department of Energy — Energy Information Administration,[7] European Commission's World Energy, Technology and Climate Policy Outlook — Reference Scenario,[8] and the recent National Petroleum Council's North America natural gas study.[9]

- The outlook for wind and solar energy is for double-digit growth, based on both continued public subsidies and technological advances. However, because they start from a very small base, their combined contribution to total energy supplies is likely to still be less than 0.5 percent in 2020.

Because 80 percent of the world's growth in energy demand through 2020 will be in developing countries, 80 percent of the growth in carbon emissions will also be in the developing world. As a result, actions to reduce carbon emissions must include consideration of the world as a whole.

It remains critical to the understanding of energy supply that a majority of energy will continue to be based on conventional oil and gas and that energy demand will be growing overall. Supplying the expected increase in oil and gas energy demand will be a major challenge. Nevertheless, abundant oil and gas resources exist:

- Estimates of the total oil and gas resource base have increased as a result of access to new areas and technology.[10]

- The conventional resource base is very large and is likely to continue to be the primary source of energy through at least the middle of the century. In the U.S. Geological Survey's *World Petroleum Assessment 2000*, the conventional recoverable liquids resource base is estimated to be about 3 trillion barrels of oil.[11]

Future Energy Trends and Developments

Oil and Gas Remain as Predominant Energy Sources


Total Energy
Millions of Barrels per Day of Oil Equivalent (MBDOE)
300
250
200
150
100
50
0
1980
1990
2000
2010
2020
Other
Coal
Gas
Oil
Other Energy
MBDOE
60
50
40
30
20
10
0
Wind and Solar
Biomass, Municipal Solid Waste
Nuclear
Hydro

- In addition to conventional resources, there are significant unconventional resources. Unconventional oil includes extra-heavy oil, oil sands and other resources that cannot be produced using traditional methods. The International Energy Agency has compiled estimates that indicate there are more than 4.3 trillion barrels of unconventional oil resources in place. Recoverable estimates for Canada and Venezuela alone are estimated at 580 billion barrels.[12]

- To put this volume into perspective, less than 1 trillion barrels of petroleum has been produced since production started in the 1800s.[13]

- New technologies will likely continue to extend the recoverable resource base, making additional — but currently uneconomical — conventional and unconventional resources commercially attractive. In fact, according to the U.S. Geological Survey, total remaining recoverable oil resources are

Supplying Oil and Gas Demand Will Require Major Investment

Millions of Barrels per Day of Oil Equivalent (MBDOE)


180
160
140
120
100
80
60
40
20
0
1980
1985
1990
1995
2000
2005
2010
2015
World Demand
Existing Field Decline ~ 4–6%
Required New Production
Base Investment Required
Existing Production



Wind and Solar
MBDOE
1.4
1.2
1.0
.8
.6
.4
.2
0
1980
1990
2000
2010
2020
Wind
Solar

The costs of developing these resources are significant. In surveying the exploration and production expenditures for more than 300 oil and gas companies, Lehman Brothers estimated total 2003 exploration and production investment is $133 billion.[15] However, some national oil companies and some small-to-medium petroleum companies were not included in the Lehman survey. Another estimate — shown in the chart below — is provided in the recently released International Energy Agency (IEA) *World Energy Investment Outlook 2003*[16] report, which calculates a total annual **energy** investment of about $530 billion per year. Of that, the IEA believes that about 40 percent, or $200 billion per year, will be required for oil and gas, primarily for exploration, development and production. To put this figure in perspective, $200 billion is larger than the GDP of Norway, whereas $530 billion is larger than the 2004 U.S. national defense budget.

more than 70 percent higher now than in 1980, despite production since then of more than about 400 billion barrels.[14]

As noted earlier, we project that oil and gas will remain the major forms of primary energy over the outlook period. This predominance is due to their lower costs and ease of use in many applications. The ongoing task of the petroleum industry is to find, produce and deliver this energy in an economical and environmentally sound manner. We will need to develop energy supplies both to meet new demand and to replace supplies from maturing resources. As the chart at left illustrates, the industry will likely need to add some 100 million oil-equivalent barrels per day by 2015 to meet demand — an amount close to 80 percent of today's production levels.

Timely development requires access to discovered resources, economical development of unconventional resources, continued technology advances, adequate financing, and the cooperation of host governments.

Oil and Gas Investments Up to $200 Billion per Year

World Energy Investment, 2001-2030

Total World Energy Investment: $16 Trillion



Oil
19%
Gas
19%
Coal
2%
Electricity
60%

Source: IEA

ExxonMobil Investment Approach

The large capital investments needed to meet world energy demand will require a disciplined, well-managed approach, a fundamental strength of ExxonMobil. Capital needs are also complemented by our track record in the development and application of industry-leading technologies. In 2003, we invested about $15 billion in capital and exploration expenditures and about $600 million in research. During the past five years, we have invested about $66 billion in capital and exploration expenditures, and about $3 billion in research.

As most projections predict that oil and gas will continue to meet 60 percent of energy needs in 2020, ExxonMobil continues to focus in this area, in which we have considerable expertise. Providing oil and gas for these future needs will pose a significant challenge, which we are particularly well suited to address. The significant investment that will be needed to advance adequate oil and gas development will place a premium on investment discipline and sound judgment in choosing profitable energy projects.

The business approach we have adopted is first to assess market and technology options thoroughly, as well as business risks. Then — and with an understanding of our competitive strengths and capabilities — we invest where we see profitable opportunities. We continually test our market and technology assumptions, and we manage our performance against key investment and operational indicators, with the primary focus on return on capital employed.

ExxonMobil Production Base



Canada
United States
Venezuela
Argentina
Norway
Netherlands
United Kingdom
France
Germany
Italy
Nigeria
Chad
Cameroon
Equatorial Guinea
Angola
Kazakhstan
Azerbaijan
Qatar
United Arab Emirates
Yemen
Russia
Malaysia
Indonesia
Australia

ExxonMobil's size and geographic diversity, and the complementary nature of our Upstream, Downstream and Chemical businesses, moderate the corporation's sensitivity to fluctuations in individual business lines and markets. By taking advantage of synergies among these businesses, ExxonMobil is able to optimize total company performance.

In the Upstream, ExxonMobil participates in every major producing area in the world (*see map opposite*). Our Upstream portfolio spans more than 40 countries. We have a substantial production base in the United States, Canada, Europe and the Asia-Pacific region and are unique in having interests in the four major growth areas of West Africa, the Middle East, the Caspian and Russia. ExxonMobil has the largest resource base of any nongovernment company in the world, with 72 billion oil-equivalent barrels.

In the Downstream, ExxonMobil is a leading fuels refiner and manufacturer of lube basestocks. We have refining operations in 26 countries, retail fuels locations in more than 100 countries, and a lubricants marketing presence in almost 200 countries and territories.

In Chemical, ExxonMobil is a leading producer and supplier of primary petrochemicals. Our Chemical business is competitively advantaged by our advanced technology, integration of more than 90 percent of our chemical assets with petroleum refineries and superior cost structure.

This disciplined approach points us toward investments that are:

- Technically sound.
- Economically sustainable without government subsidy, thus ensuring profitability under a range of market and government policy conditions.
- Significant enough to be meaningful in the context of our size and the size of the overall energy market.
- Designed carefully to limit their impact on the public and the environment.
- Implemented to be profitable and affordable on an ongoing basis.

Return on Capital Employed

Percentage, 5-Year Rolling Average


16
14
12
10
8
6
0
ExxonMobil
RDS
BP
CVX
1998
1999
2000
2001
2002

Calculated based on public information on a consistent basis.

Using these criteria, we have demonstrated a successful track record of investment, a track record that has benefited our shareholders while at the same time being of value to energy consumers. For example:

- We have invested so as to position ExxonMobil in attractive business sectors while reducing our exposure to those sectors that fail to meet our investment criteria. Examples of under-performing industries in which we have disinvested include coal extraction and nuclear and solar energy.
- We have a well-balanced and diversified business, with strengths in both business scope (oil, gas, chemicals) and geography.

- We have made concerted efforts to pace our investments well. This has helped achieve industry-leading returns that have averaged nearly 14 percent over the past decade.

- Our rigorous investment criteria have permitted us to attain industry-leading returns and to avoid asset write-downs representing failed investments that have diverted organization attention and reduced shareholder value in other companies. The chart on page 7 compares ExxonMobil to our key competitors in return on capital employed, or ROCE.

At the same time that we work to ensure that our capital investments will be profitable over the long term, we also strongly believe in investing in research and development as a means to develop potential future profitable business opportunities. That is why we support research to increase energy discovery success, to improve the efficiency of energy use and to develop new energy solutions. Our overall investment in R&D has been and remains greater than that of our competitors (see chart at top right). We balance our technology investment between technology extensions — which can be rapidly deployed to our existing operations — and breakthrough research that could have a significant and lasting impact on the corporation and the industry. Some of the current research areas we are undertaking include:

- Proprietary technologies that have the potential to deliver breakthrough capabilities in direct hydrocarbon detection. This technology could significantly improve the chance of success in finding new resources prior to drilling.

- Liquefied natural gas (LNG) and other gas-commercialization technology to improve the efficiency of liquefaction, transportation and regasification to help satisfy the world's increasing gas needs at affordable economic levels.

Technology Investment

Millions of Dollars, 1997-2002 Average


700
600
500
400
300
200
100
0
ExxonMobil
Shell
BP
CVX

Based on public information.

- Research on hydrogen production for use in fuel cells with strategic partners for potential new power systems in automobiles.

- More-efficient, cleaner-burning internal combustion engines and engine systems.

- Advanced lubricant formulations to meet stringent emission standards.

- $100 million in groundbreaking research at Stanford University's Global Climate and Energy Project (GCEP) to address future energy needs with approaches that lead to lower greenhouse gas emissions.

OIMS is the foundation of our management of safety, health and the environment.

The rigor and discipline that we use to pursue and manage research projects and that underpin our investment program are also used in our approach to the management of our performance in safety, health and the environment.

The key system that we have used for a number of years in the conduct of our operations and to assess and improve our safety, health and environmental performance is the Operations Integrity Management System, or OIMS. OIMS permits us to measure our progress in these areas, plan future improvements and implement management accountability for results.

For a number of years we have collected and reported data on atmospheric emissions such as nitrogen oxide, ozone and sulfur dioxide. Over the past several years OIMS has been expanded to include the collection and reporting of greenhouse gas emissions for all facilities.

Lloyd's Register Quality Assurance View of OIMS:

"Lloyd's Register Quality Assurance has reviewed ExxonMobil's Operations Integrity Management System and has evaluated it against the requirements of international standard for Environmental Management Systems, ISO 14001.... It is the opinion of Lloyd's Register Quality Assurance that the environmental management components of ExxonMobil's Operations Integrity Management System are consistent with and meet the requirements of the ISO 14001 Environmental Management Systems Standard. We further believe ExxonMobil to be among the industry leaders in the extent to which environmental management considerations have been integrated into its ongoing business processes."

July 1, 2001

ExxonMobil recognizes that although scientific evidence remains inconclusive, the potential impacts of greenhouse gas emissions on society and ecosystems may prove to be significant. To address these risks, we have for many years taken actions to improve efficiency and reduce emissions in our operations and in customer use of our products. We are also working with the scientific and business communities to undertake research to create economically competitive and affordable future options to reduce long-term global emissions.

We are fully aware of the broad public and official interest in this topic, of commitments made by many governments through the United Nations Framework Convention on Climate Change and the Kyoto Protocol to that Convention, and of national legislation to address greenhouse gas emissions.

We participate in voluntary programs that address greenhouse gas emissions, and we are working with governments and business groups to prepare for binding regulations where they are being developed.

Actions now and research for the future underpin our approach to greenhouse gas emissions.

For our part, ExxonMobil has conducted and supported scientific, economic and technological research into greenhouse gas emissions for more than two decades. Overall, our research has been designed to improve scientific understanding, assess policy options and achieve technology breakthroughs that could dramatically reduce greenhouse gas emissions in both industrialized and developing countries.

In the context of the use of petroleum in the overall economy, we estimate that by far the majority of emissions arise from consumer use of fuels (87 percent), with the remainder from petroleum industry operations (13 percent). Therefore, we also undertake research on petroleum manufacturing efficiency improvements, as well as on advanced vehicles and fuels with automobile manufacturers.

Currently, many governments have made commitments to reduce national greenhouse gas emissions under the provisions of the Kyoto Treaty. In several countries, regulations are in the process of being developed to meet these commitments, and ExxonMobil is fully prepared to comply with all laws and regulations in countries where we operate.

Climate: Infinitely More Complex than Weather

The earth has experienced a warming trend in global surface air temperatures during the 20th century,[17] but the cause of this trend and whether it is abnormal remain in dispute. Although recent temperatures are elevated, they are not unprecedented in the geological record, which shows considerable variation as well as previous periods that were as warm as or warmer than today. The variety of factors that appear to have influenced climate when viewed from a geoscience perspective includes:

- Solar radiation
- Orbital changes of the earth
- Asteroid impacts
- Reflectance, circulation and gas composition of the atmosphere
- Current dynamics in the oceans
- Effects of the biosphere, including forest cover and greenhouse gas emissions
- Lithospheric events such as volcanism, continental drift and mountain building.[18]

ExxonMobil has substantial expertise in geoscience, as this is a central discipline in our business success. We support efforts to advance knowledge on many of the topics listed above, including climate modeling; new tools for mapping temperature and geologic uplift and subsidence; and research on such topics as ocean circulation, cloud formation and solar irradiance variability.

Why Energy Efficiency?

ExxonMobil is committed to encouraging energy efficiency because:

- Greater efficiency will prolong the period during which conventional energy supplies will be available for consumer use.
- Efficient use of energy makes energy more affordable.
- Improved efficiency will reduce environmental emissions associated with providing and using energy.

As part of our preparatory work, we and others are working to resolve a number of practical issues related to accomplishing the reduction goals, including measurement of overall greenhouse gases and reductions achieved. We are engaged in discussions with industry groups and with governments to ensure broader understanding of compliance issues and potential carbon-control measures, including carbon trading.

It is our intention to comply in the most cost-effective manner with whatever regulations and mandates issue from these discussions. We will limit the risks that may be posed by new regulations by applying the same disciplined analysis and investment criteria we use for other business challenges and opportunities. We do not believe our operations will be competitively disadvantaged, though some additional costs are likely to result from compliance.

Nearer Term Initiatives

Related to our own operations, ExxonMobil is actively engaged in reducing our energy usage and our greenhouse gas emissions. Five important examples are:

- **Global Energy Management System (GEMS).** The comprehensive GEMS is focused on continually improving energy efficiency. In fact, over a 25-year period, our refineries and chemical plants have improved their energy efficiency by more than 35 percent. Opportunities have been identified to improve energy efficiency by an additional 15 percent. In North America alone, our refineries have been improving their energy efficiency at a rate that is three times better than the industry average.

Greenhouse Gas Emissions (Absolute and Normalized)

Emissions
Millions of Metric Tons



140
120
100
80
60
40
20
0
Other*
Chemical
Refining
Upstream
2000
2001
2002

Emissions Per Unit of Throughput
Tons of Emissions Per 100 Tons of Throughput



80
70
60
50
40
30
20
10
0
Upstream
Refining
Chemical
2000
2001
2002

Operated direct and indirect sources of CO_2 and methane on a CO_2-equivalent basis.
*Fuels Marketing, Terminals, Pipelines, Lubes, Marine, Research.

- **Cogeneration.** In its application at refineries and gas plants, *cogeneration* is a term used to describe the simultaneous production of electricity and steam using clean-burning natural gas. Cogeneration is nearly twice as efficient as traditional methods of producing steam and power separately. ExxonMobil has more than 80 cogeneration facilities at some 30 locations worldwide, which have reduced carbon dioxide emissions by almost 7 million tons a year from what they would otherwise have been. We are also in the process of expanding our cogeneration capacity by another 30 percent, representing an additional $1 billion investment in new cogeneration facilities.

- **Flare Reduction.** A third method of reducing emissions of greenhouse gases is flare reduction. In Nigeria, ExxonMobil recently announced a project to eliminate gas flaring while at the same time significantly increasing oil production and recovery. This project is expected to get under way in 2006, well ahead of targets set by the Nigerian government. It will reduce greenhouse gas emissions by more than 5 million tons per year at facilities we operate from what they would otherwise have been (or 2 million tons on an equity-share basis). In addition, ExxonMobil is part of the World Bank Gas Flaring Reduction Partnership, which supports national governments and the petroleum industry in their efforts to reduce the flaring and venting of gas, and which is also focused on developing economical alternate-use projects for flare gas.

- **Reporting.** With regard to the reporting of greenhouse gas emissions, we are taking steps to accurately measure and report our own emissions. Our recent greenhouse gas emissions are shown in the chart on page 11. In the past few years we have increased the transparency of our greenhouse gas emissions by publishing them annually in our Corporate Citizenship Report and making them available on our Internet site.

- **Measurements and Guidelines.** We are working with industry, through the American Petroleum Institute and the International Petroleum Industry Environmental Conservation Association, to develop a consistent measurement methodology and transparent guidelines for reporting greenhouse gas emissions, in order that they may be compared on a consistent basis among companies and industries.[19]

Medium Term Initiatives

Especially important are the efforts we have under way to increase the supply of cleaner-burning natural gas. Natural gas emits less carbon dioxide than oil when burned, so that more reliance on natural gas will limit carbon increases. Our efforts related to natural gas include:

- **Natural Gas.** Access to a total gas resource base of nearly 185 trillion cubic feet of net discovered resources, including 56 trillion cubic feet of proved reserves. This resource base provides a solid foundation for profitable growth.

Internal Combustion (IC) Engines Remain Primary Technology in 2030


Fuel Cells
4%
Natural Gas IC Engines
8%
Hybridized
IC Engines
4%
Non-Hybrid
IC Engines
84%

Source: EUCAR

• **Balanced Portfolio.** A balanced portfolio of proved reserves, with about 27 percent in North America, 44 percent in Europe, 14 percent in Asia-Pacific and 15 percent in other parts of the world. Over the medium term, major development projects are expected to start up in parts of the world, including Qatar, the Netherlands, Norway, Russia, Kazakhstan, Angola and Canada.

Natural Gas Preferred for Reducing Carbon Dioxide Emissions

Pounds of Carbon Dioxide per Million BTU Energy Content


225
200
175
150
125
100
75
50
25
0
Coal
Heavy Fuel Oil
Gasoline
Natural Gas

• **Equity Positions.** Equity positions in many of the largest remote gas accumulations in the world that strongly position us to benefit from new LNG and other gas-commercialization technology. ExxonMobil recently announced a major expansion of its LNG investment plans to bring natural gas from Qatar to the U.S.

• **LNG Technology.** Technology advances in gas liquefaction, transportation and regasification. The development of larger LNG trains to liquefy the gas, as well as larger, more-efficient ship designs, has resulted in dramatic reductions in expected unit costs.

• **R & D.** New research and development, notably through advances in high-strength steel, which will permit less-expensive transportation of natural gas through pipelines.[20]

In the medium term, we are also undertaking work on advanced fuels, vehicles and materials. As the chart on page 12, bottom right, shows, automotive industry projections indicate that through 2030 internal combustion engines will continue to power more than 95 percent of all vehicles.[21] Technologies that improve the fuel efficiency and emissions performance of these systems can have a very substantial positive impact on the environment earlier than alternatives and for decades to come.

Many new approaches to traditional internal combustion engine technology have been under investigation by automobile companies and by ExxonMobil:

• One avenue involves research to better optimize fuel/engine systems for higher efficiency and lower emissions. Gasoline and diesel are blends of many types of molecules, and each type behaves slightly differently during combustion. Working with Toyota, we are investigating what happens when different types of molecules are burned in an internal combustion engine.[22] The knowledge gained is expected to lead to new fuel and vehicle systems that have higher efficiency and lower emissions than current engines.

• A second path involves new combustion technologies that have attributes of both gasoline-spark ignition and diesel-compression ignition. Called homogeneous charge compression ignition (HCCI), this technology combines the efficiency of a high-compression diesel engine with the lower emissions of a gasoline engine.[23] The payoff of this research could be substantial. For example, better understanding of fuel chemistry and combustion could lead to 30 percent better fuel efficiency than today's gasoline engines have, with a resulting reduction in smog-causing emissions and carbon dioxide.

Other options can also improve automobile performance significantly.

- High on the list is hybrid-engine technology.[24] Hybrids use a gasoline engine for steady speeds and an electric motor for extra power during the more energy-demanding phases of start-up and acceleration. A battery, which is recharged while driving and braking, powers the electric motor. In cities, where this technology has major advantages, hybrid vehicles deliver a fuel-economy improvement of more than 50 percent.[25] A few models using this technology are on the road today with more planned. Broad deployment of this technology could have a significant impact on CO_2 emissions from personal vehicles.

- Another area in which we contribute is advanced materials for plastics. These offer lower weight and better fuel mileage, and they are recyclable and save energy when reused.[26]

- We have also invested in improved lubricants, including synthetics, which provide benefits of lower emissions and improve fuel economy. Our Mobil-1 and Low Sulfur-Ash-Phosphorus formulations are examples of our efforts in this area. In addition, we have developed long-drain interval lubricants that improve environmental performance by minimizing the amount of waste oil generated.

Longer Term Initiatives

Our long-term efforts related to greenhouse gas emissions are focused on innovative and far-reaching research projects.

Central among these is the Global Climate and Energy Project (GCEP) at Stanford University. Its overarching goal is to undertake research to accelerate the development of commercially viable energy technologies that can substantially reduce greenhouse gas emissions.

GCEP was initiated in November 2002. Its four broad objectives are to:

1. Identify the most promising technologies for low-emissions, high-efficiency energy supplies.

2. Identify barriers to the application of these technologies on a global basis.

3. Conduct research into technologies that will help overcome barriers and accelerate the global application of these technologies.

4. Make research results widely available to the scientific and engineering community through workshops, presentations and journal publications.

GCEP is a 10-year project with total anticipated investments of $225 million, of which ExxonMobil is committed to contributing $100 million. Other project sponsors — General Electric, Toyota and Schlumberger — are prominent companies that represent a diverse mix of business sectors and that have both global reach and strong research and technology capabilities. By combining the world-class research of Stanford with the practical know-how and financial support of major corporations, it is intended that GCEP will be able to push the frontiers of energy technology.

GCEP aims to identify advanced technologies that can be adopted **globally**, not just in industrialized countries, which is important, as 80 percent of growth in carbon emissions through 2020 will occur in developing countries. It will look at the full spectrum of energy resources and end uses, including:

- Improved generation and transmission of electricity
- Advanced transportation options
- Expanded use of hydrogen
- Fuels derived from plants
- Next-generation coal
- Nuclear energy
- Renewable energy

Other Climate-Related Research

GCEP is not the only activity we sponsor to help better understand GHGs and alternative energy. For example, over the past 20 years we have sponsored scientific, technological and economic/policy research at the following institutions:

Institution	Scientific	Technological	Economic/Policy
Carnegie Mellon University			
Columbia/Lamont Doherty			
Hadley Centre for Climate (UK)			
IEA Greenhouse Gas R&D Program			
US National Laboratories			
Battelle Pacific Northwest Laboratory			
Australia Bureau of Agricultural Research and Economics (ABARE)			■
Charles River Associates			■
Massachusetts Institute of Technology			■
Stanford University			■

The infrastructure required to produce and deliver the various energy sources will be investigated, as will the needed advances in materials, combustion technology and energy-systems management.

The results of GCEP's research are expected to provide new information for ExxonMobil's own planning and business strategy and investment activities. This information will assist in ensuring that we have early insight into promising avenues for future business activities.

The seriousness with which we approach the issues of climate and greenhouse gases is evidenced by the array of scientific investment and operational approaches we have adopted in our own facilities as well as the range of research that we support — both in house and in partnership with others.

It is our expectation that from among the multiple efforts that we and others are undertaking, new technologies will eventually emerge that can be successfully applied around the world. Moreover, our active involvement in the development of these technologies will provide competitive advantages that will be available to ensure future commercial success. This proactive and multifaceted approach ensures that the interests of shareholders in mitigating risks are properly addressed.

The general appeal of renewable energy is associated with its potential for long-term sustainability and environmental benefits. We understand this appeal, and we are open to considering investments in renewable energy which meet our investment criteria and can compete favorably among other opportunities.

Our investment criteria emphasize investment in areas where we have both relevant and leading-edge technology. Renewables, such as solar and wind power, do not meet either of these criteria.

Renewable energy presents business and investment challenges, with limited promise of near-term profitable investment, even with government subsidies.

In our view, *current* renewable technologies do not offer near-term promise for profitable investment relative to attractive opportunities that we see in our core business. Therefore, we have chosen not to pursue investments in renewable energy options.

We believe that companies interested in current renewable technologies should invest if they believe profit opportunities exist. However, we would note that other major energy companies have in the past year announced asset write-downs — amounting to a total of $172 million — for investments in solar energy.[27] This is a telling indicator of the merits of our approach.

Nevertheless, we are closely monitoring technology developments in renewables. This active monitoring, coupled with our considerable financial strength, will, we believe, permit us to become active in relevant technology developments and to invest in a timely manner in the future if developments in renewables provide profitable opportunities.

Our primary focus with regard to renewables is on research to make promising options commercially viable, as for example through the Global Climate and Energy Project and other such initiatives discussed previously. Although the research results will be made broadly available, as a sponsor ExxonMobil will have early insight on new technologies for potential commercialization.

A more thorough explanation of our current assessment of specific alternative energy options follows.

Power Generation

Currently, renewable resources account for approximately 8 percent of electricity generated in the United States, with the majority coming from hydroelectric facilities. When the scope of renewables is narrowed to wind and solar the contribution to total electricity generated drops to 0.2 percent. These sources are expected to grow at more than 9 percent per year between now and 2020, yet their contribution to total electricity will rise to only about 1 percent of **total** electricity sales by that year.[28]

Costs Converging Though Wind, Nuclear, Solar Remain Higher Cost for Power Generation

Cents per Kilowatt Hour, Indicative Range


18
16
14
12
10
8
6
4
2
0
Coal
Gas
Hydro
Wind
Nuclear
Solar

A number of factors discourage our investment in renewables for power generation:

- Despite cost reductions over the past decade, renewable technologies still require substantial government support to be competitive. The chart above illustrates the cost of generating electricity from both renewable and non-renewable sources.[29]

The British Wind Energy Association has noted the difficulties facing the wind energy industry, and in recent testimony before a committee of the House of Lords stated that "there is a high degree of uncertainty over the value of wind generated electricity after 2010 ... making it extremely difficult for projects planned ... to obtain the necessary financing."[30]

- Currently, the most competitive renewable source is wind power. In some applications, wind-generated electricity can be cost-competitive with that generated from natural gas, but it relies largely on government subsidies to be economical. As the duration of these subsidies is uncertain, investment in wind projects represents a higher risk than alternative investments. At the 2003 American Wind Association Conference, the CEO of a major wind-turbine manufacturer stated that "the political instability facing the wind industry in the United States effectively thwarts the ability of developers and utilities alike to engage in meaningful long-term planning."[31]

- Solar energy remains far more costly except in limited applications. Existing solar photovoltaic technology is very energy-intensive, requiring manufacturing energy equal to about two years of the output of the solar device. These factors, coupled with the large land areas required to produce energy on a power-plant scale, make current solar technologies about five times more costly than conventional electricity generation, and we believe they are unattractive investments for ExxonMobil.[32]

- The ability of wind and solar technologies to contribute to electric power supply is fundamentally limited by intermittence. Stable electric grids require traditional generating facilities or costly backup systems to ensure uninterrupted supply to consumers on cloudy days, at night, or at times the winds fail. These aspects limit the ability of wind and solar energy to contribute to electricity supplies, and they increase the overall costs of integrated power supply systems.

- Hydropower, geothermal power and municipal solid waste account for 94 percent of renewable electricity generation today, and their contribution to electricity generation is expected to grow slowly over the next 20 years. Growth of these technologies will be limited by considerations related to land use, facility siting and resource availability. None offers a competitive advantage for ExxonMobil.

In summary, though each of the renewable power-generation options has a place, the limitations of current technologies preclude any of them being suitable for meeting a large-enough share of long-term energy supply needs to displace conventional energy sources.[33] Most renewable energy options require subsidies to be competitive,[34] and even when they are subsidized, acceptable returns are far from certain.

Between now and 2020, electricity generation from natural gas is expected to grow 5.5 percent a year. Although the growth rate is lower than that of wind and solar, the absolute growth in electricity generated from natural gas is projected to be more than 25 times that generated from renewables. This fact, coupled with ExxonMobil's strong technology and business base in natural gas, makes this a more attractive investment option.

Automotive Fuels

In addition to use in power generation, renewables also continue to have a role in automobile fuels.

In the *shorter term (through 2020)*, most approaches being pursued by the automobile industry and by ExxonMobil are focused on improving the efficiency of **conventional** fuels use, not on alternative fuels, as we have discussed in a previous section.

One potential option for alternative fuel is the production of ethanol from corn or other crops. Cultivation of crops for use as fuel requires substantial land that would otherwise be available for food,

U.S. Biofuels Land Requirements Sizable

Percent of U.S. Land Needed to Supply Corn Ethanol


If you wanted to supply
10%
of the U.S. gasoline in 2020 it would require
of the area of the United States— an area equal to the size of Illinois, Indiana and Ohio.
If you wanted to supply
33%
of the U.S. gasoline in 2020 it would require
of the area of the United States.
This area is more than three times as much as current corn cropland.
If you wanted to supply
100%
of the U.S. gasoline in 2020 it would require
of the area of the United States.
Today, cropland makes up only 19% of all the land in the United States.

forests or other use.[35] With current technology, ethanol also costs consumers more than gasoline does, unless it is subsidized, and it requires substantial inputs of fossil fuels for both the production of the crops and the conversion into fuel.[36] Additionally, regulations governing ozone emissions can be met without the addition of ethanol to conventional gasoline.[37] Therefore, we have chosen not to pursue investments in ethanol. We are, however, complying with all government ethanol mandates by purchasing ethanol from third-party providers.

In the *longer term (past 2020)*, hydrogen is often cited as a potential option. In fact, there is significant research under way related to automotive fuel cell systems powered by hydrogen.[38] Hydrogen is appealing as it offers the potential for efficient, emissions-free vehicles, and can be produced from multiple primary energy sources.

Hydrogen, while abundant, must first be produced from water or hydrocarbons. This step requires the use of energy generated from primary sources: oil, gas, coal, nuclear or renewables. It is important to

Hydrogen Cost and Investment for 10 Percent of U.S. Fleet in 2020


Fuel Cost
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
Cost of Gasoline for Equivalent Miles Traveled (Excluding Tax)
0
5
10
15
Dollars per Gallon of Gasoline Energy, Excluding Tax
Investment Required
Hydrogen from Water
Hydrogen from Coal
Hydrogen from Natural Gas
0
50
100
150
200
Billions of Dollars

understand the impact on the amount of additional primary energy that will be required and also the full supply-chain costs and greenhouse gas emissions associated with hydrogen production, distribution and consumption. A number of studies conducted by different sponsors in different regions have assessed the options. All have concluded that there is only a moderate (approximately 11 to 35 percent) reduction in full-cycle CO_2 emissions for hydrogen fuel cell vehicles compared with hybrid technology.[39]

"On the best-case scenario, fuel cells are expected to become viable only beyond 2020."

Banc of America Securities[40]

A number of challenges must be met before hydrogen becomes a viable transportation fuel. Among these are safety and the high cost of production and distribution. While hydrogen has been used safely for decades by highly trained technicians in industrial settings, its characteristics pose unique challenges for use in consumer markets. The small size of hydrogen molecules makes them more likely to leak than any other fuel. This, coupled with flammability and explosive ranges that are respectively 10 to 20 times those of gasoline, and the ability to ignite hydrogen gas with only a static spark, create significant risks that will need to be managed if hydrogen is to be used safely. Hydrogen also delivers very little energy per unit of volume. As a result, very high pressures (~10,000 psi) will be required to achieve acceptable vehicle driving ranges if compressed hydrogen gas is used. Gases at these high pressures create risks independent of the type of fuel.

The high cost of producing and distributing hydrogen results in a fuel cost that is twice that of gasoline on a cents-per-mile-driven basis. As shown in the charts at the bottom of page 18, based on an analysis by SFA Pacific in the U.S., the costs and investments are highest when hydrogen is produced from renewable energy sources (wind/solar/biomass) and lowest when it is produced from natural gas.[41] These investment levels present an affordability challenge to any economy and are driven in part by the fact that much of the existing natural gas infrastructure cannot be used for hydrogen distribution due to incompatibilities.

Interest in the use of renewable energy to make hydrogen is high, as this is the only option that would result in a "zero emissions" transportation fuel system on a total supply-chain basis. There are, however, a number of additional challenges associated with the manufacture of hydrogen from renewable energy. Currently, using average costs for renewables in the U.S., hydrogen is five times more expensive than gasoline when produced from wind and 17 times more expensive when produced from solar energy. Land requirements are also significant.[42]

Finally, one must consider whether hydrogen use for transportation fuel is the most appropriate use of renewable resources. A unit of wind or solar energy that is used to displace coal in power generation saves 2.5 times more carbon dioxide than using the same unit of wind or solar energy to replace gasoline with hydrogen.[43]

ExxonMobil is actively engaged, both internally and through industry groups, in a range of activities to address the many challenges associated with hydrogen. Some of these activities include the Department of Energy's Freedom Car and Fuel Partnership, the California Fuel Cell Partnership, and the U.S. Department of Energy Hydrogen Safety Review Panel. The focus of these various efforts includes: research on the production and distribution of hydrogen; interactions with government, industry and safety authorities on codes and standards; and analysis of energy supply implications.

We and others believe that resolving the issues surrounding hydrogen will take many years, perhaps decades. Therefore, significant commercialization or broad marketplace deployment is not likely for some time. This general view is shared by DOE and Honda, among others.[44]

Summary

We have addressed, and continue to address, the challenges discussed in this report with a disciplined approach that delivers industry-leading returns. In doing so we are particularly mindful of our responsibility to our shareholders, customers, employees and the public at large. Therefore, we:

- Have a robust portfolio of diverse opportunities to develop reliable, safe and affordable energy resources, and we are able to do so in an economical and environmentally and socially responsible manner.
- Manage a well-balanced and diversified business, with strengths both in business scope and geography.
- Invest in projects and programs that are economically sound while improving our energy-use efficiency and reducing emissions in our own facilities.
- Conduct research in technology that will enable our customers to be more efficient in their use of energy for power and transportation.
- Maintain a leading effort in research and development on potential options that promise competitive advances and that can form the foundation for profitable, large-scale commercialization in the future. We do so through our own technology research, by keeping abreast of the advances of others, and by supporting leading research by third parties (both on basic science and on new energy approaches).

Our strategy includes expert analysis and consultation with others, investment discipline, broad diversity in our energy portfolio, and breadth of research on energy-related issues and opportunities. We believe our business strategy and execution are in the fundamental financial interests of our shareholders and have positive benefits for society and the environment.

References

[1] Historical economic data per the International Monetary Fund; historical energy data per the International Energy Agency, Cedigaz and Energy Marketing Consultants.

[2] International Energy Agency (IEA): *World Energy Outlook 2002* (WEO 2002).

[3] Energy Consensus Agreement between the U.S. government and the nuclear power industry, July 2001.

[4] U.K. Department of Trade and Industry's Energy Group: *Energy Projections for the UK*, Energy Paper 68, page 43.

[5] Includes Barlow Yonker, Cedigaz, CERA, Energy Intelligence Group, Energy Marketing Consultants, FACTS, Inc., Lawrence Berkeley National Labs, PFC Energy, Purvin & Gertz, PIRA, Toyota and GE.

[6] IEA, *ibid.*

[7] U.S. Department of Energy (DOE), Energy Information Administration (EIA): *Energy Outlook 2003* (EO 2003), *International Energy Outlook 2003* (IEO 2003).

[8] European Commission: *World energy, technology and climate policy outlook,* 2003, EUR 20366.

[9] National Petroleum Council: *Balancing Natural Gas Policy: Fueling the Demands of a Growing Economy*, September 2003, www.npc.org.

[10] U.S. Geological Survey (USGS): *World Petroleum Assessment 2000*; IEA: *World Energy Outlook 2001,* page 47.

[11] USGS, *ibid.*, Executive Summary, Table 1.

[12] IEA, *ibid.*, page 101.

[13] USGS, *ibid.*; IEA, *ibid.*

[14] USGS, *ibid.*

[15] Lehman Brothers, Global Equity Research: *Original E&P Spending Survey*, December 13, 2002, page 1.

[16] IEA: *World Energy Investment Outlook 2003*, November 2003.

[17] See, for example, J.R. Hansen, R. Ruedy, J. Glascoe and M. Sato, "GISS Analysis of Surface Temperature Change," *Journal of Geophysical Research* 104, 30997-31022, 1999.

[18] Lee C. Gerhard, William E. Harrison and Bernold M. Hanson, *Geological Perspectives on Global Climate Change*, Tulsa, OK, American Association of Petroleum Geologists, in collaboration with Kansas Geological Society and The AAPG Division of Environmental Geosciences, 2001. See especially Parts I and III.

[19] *API Compendium of Greenhouse Gas Emissions Estimation Methodologies for the Oil and Gas Industry*, April 2001.

[20] U.S. Patent No. 6228183, "Ultra High Strength, Weldable, Boron-Containing Steels with Superior Toughness."

[21] EUCAR projections.

[22] ExxonMobil and Toyota SAE papers, 982494, 982495, 2001-01-0655, 2003-01-1914, 2003-01-31986.

[23] "A Low Pollution Engine Solution," *Scientific American*, June 2001; *Homogeneous charge compression ignition (HCCI) engines: key research and development issues*, SAE publication PT-94.

[24] Argonne National Labs Technology Snapshots: Toyota Prius, October 2000; Honda Insight, October 2002.

[25] Toyota/Honda Web sites.

[26] Association of Plastics Manufacturers in Europe: "Recovery Options for Plastic Parts from End-of-Life Vehicles — Eco-efficiency Assessment," 2003, Ref. No. 8041/GB/08/03.

[27] In the third quarter of 2003, BP took a $45 million charge for consolidation of manufacturing operations and staff reductions in its solar business, whereas Shell took a $127 million impairment charge to Shell Solar.

[28] EIA, EO 2003, *ibid.*

[29] Cambridge Energy Research Associates (CERA): *Renewables: Challenging the Energy Mix*, 2003, a multi-client study. The use of this graphic was authorized by CERA. No other use or redistribution of this information is permitted without written permission by CERA. For more information, please visit www.cera.com.

[30] British Wind Energy Association: Web site, press release, October 15, 2003.

[31] Interview with NEG Micron CEO Torben Bjerre-Madsen, *New Energy Capital* newsletter, May 30, 2003.

[32] CERA, *ibid.*

[33] WEO 2002, *ibid*; CERA, *ibid.*

[34] EIA, EO 2003, *ibid.*

[35] Kheshgi, Prince and Marland, "The Potential for Biomass Fuels in the Context of Global Climate Change: Focus on Transportation Fuels," *Annual Review of Energy and the Environment 2000*, chart pages 231, 235-36.

[36] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001.

[37] American Petroleum Institute testimony to House Science Committee, Subcommittee on Energy and Environment, September 30, 1999.

[38] DOE: Hydrogen, Fuel Cells and Infrastructure Technology Program, www.eere.energy.gov/hydrogenandfuelcells/.

[39] General Motors/Argonne National Laboratory: *Well-to-Wheel Study*, June 2001; General Motors/LBST: *Well-to-Wheel Study*, September 2002; Concawe/EUCAR, EU Joint Research Centre, December 2003.

[40] Tadross, Nathan and Colonna, "Hybrid Electric Vehicles (HEVs)," *Equity Research Report*, September 22, 2003, Banc of America Securities, page 7.

[41] SFA Pacific: *Hydrogen Supply: Cost Estimate for Hydrogen Pathways*, scoping analysis, July 2002.

[42] CERA, *ibid*; SFA Pacific, *ibid.*

[43] ExxonMobil estimates. Renewable capacity factor is 30 percent. Wind area based on methodology by Ogden and Nitsch using data for commercial GE 1.5-MW turbine. Solar area based on Sharp 185-W multi-purpose photovoltaic module.

[44] DOE: *National Hydrogen Energy Roadmap* 2002; *Hydrogen Supply* (*ibid.*); Dow Jones interview with Honda, April 2002.

ExxonMobil

5959 Las Colinas Boulevard • Irving, Texas 75039-2298
Internet Web site: http://www.exxonmobil.com
February 2004

Printed entirely on recycled paper

SP-113

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 17, 2006

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exxon Mobil Corporation
Incoming letter dated January 20, 2006

The proposal requests that ExxonMobil establish policies designed to achieve the long-term goal of making ExxonMobil the recognized leader in low-carbon emissions in both production and products.

There appears to be some basis for your view that ExxonMobil may exclude the proposal under rule 14a-8(i)(10). Accordingly, we will not recommend enforcement action to the Commission if ExxonMobil omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which ExxonMobil relies.

Sincerely,

Greg Belliston

Gregory Belliston
Attorney-Adviser